Filed Pursuant to Rule 424(b)(3)

File Number 333-172865

Prospectus Supplement No.3

(To prospectus dated June 10, 2011)

Augme Technologies, Inc.

3,462,215 Shares of Common Stock

$0.0001 par value

This Prospectus Supplement No. 3 supplements and amends the prospectus dated June 10, 2011 (the “Final Prospectus”).  This Prospectus Supplement No. 3 should be read in conjunction with the Final Prospectus and may not be delivered or utilized without the Final Prospectus.

Attached hereto is a Current Report on Form 8-K which Augme Technologies, Inc. filed with the Securities and Exchange Commission on August 4, 2011.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is August 11, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 3, 2011

Augme Technologies, Inc.

(Exact name of registrant as specified in Charter)

Delaware	333-57818	20-0122076
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

43 West 24th Street, Suite 11B

New York, NY 10010

(Address of Principal Executive Offices)

(855)423-5433

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                             Entry into a Material Definitive Agreement

On August 3, 2011 (the “Signing Date”), Augme Technologies, Inc. (“Augme”) entered into an Asset Purchase Agreement (the “Agreement”) with Hipcricket, Inc., a Delaware corporation (“Hipcricket”), pursuant to which Augme agreed to acquire substantially all of the assets of Hipcricket that are related to, used in connection with, or that form a part of Hipcricket’s business (the “Assets”), and assume certain specified liabilities of Hipcricket (the “Specified Assumed Liabilities”) to be determined at the time of the closing of the Agreement (the Closing”).

The purchase price for the Assets is $42,500,000 (the “Purchase Price”), subject to upward adjustment equal to the amount by which Seller’s accounts receivable exceed the Specified Assumed Liabilities.  The Purchase Price (as adjusted) is to be paid as follows: (i) $4,000,000 in cash, and (ii) $38,500,000 in unregistered shares of Augme’s common stock valued at the Augme Average Price as of the Signing Date (collectively, the “Aggregate Share Consideration”).  The “Augme Average Price” is defined as the average volume weighted average price of Augme’s common stock as reported by Bloomberg LP for the 20 trading days immediately prior to the Signing Date, subject to a floor of $2.00 and a ceiling of $3.50 per share.  The Augme Average Price exceeded $3.50 per share; therefore, the Augme Average Price is $3.50 per share.  The Aggregate Share Consideration is to be allocated on a pro rata basis among the holders of equity and equity-linked securities of Hipcricket (the “Hipcricket Equity Holders”).  In addition to the Purchase Price, Augme has agreed to pay up to $2,000,000 (the “Tax Liability Coverage Amount”) in cash to Hipcricket stock option holders to cover any tax liability that may arise as a result of the acceleration of Hipcricket stock options in connection with the transaction.

In addition to the Purchase Price, additional consideration of up to $27,500,000 (the “Earnout Amount”) may be paid in the form of an earnout, as follows (the “Earnout”):  (i) $15,000,000 of the Earnout Amount shall be paid if the Earnout Base Revenues equal or exceed $10,000,000 for the 12 month period following the Closing (the “Earnout Period”), and (ii) if the Earnout Base Revenues exceed $10,000,000 during the Earnout Period, an additional amount shall be paid equal to that portion of the Earnout Base Revenues during such period that exceed $10,000,000, up to $20,000,000, multiplied by 1.25.  “Earnout Base Revenues” means the gross revenue, determined in accordance with GAAP, earned by Augme from Hipcricket’s customers existing as of the Closing and post-Closing customers of the business acquired from Hipcricket, plus 50% of the gross revenue, determined in accordance with GAAP, received by Augme from certain joint customers of Augme and the acquired business, provided that in each case gross revenue shall include only revenue derived from sales transactions that each have at least a 40% gross profit margin, unless Augme waives such profit margin requirement in its sole discretion.

Payment of the Earnout is to be allocated 50% to the Hipcricket Equity Holders on a pro rata basis and the remaining 50% of the Earnout Amount is payable to certain employees of Augme involved in operating the acquired business.  Augme may pay the Earnout in cash or common stock in its sole discretion, provided that the transaction shall remain a tax-free reorganization.

Ten percent of the Aggregate Share Consideration is to be placed in escrow (the “Indemnification Escrow”) with Augme’s transfer agent, and all but $770,000 worth of the Indemnification Escrow (the “IP Escrow”) shall be held for a period of one year from the Closing Date, and the IP Escrow shall be held for a period of two years from the Closing (each, as applicable, the “Indemnity Period”), in order to secure any damages that may result from any breach of a representation, warranty or covenant of Hipcricket in the Agreement, any liability arising out of the ownership or operation of the Assets prior to the Closing other than Assumed Liabilities, and certain retained liabilities of Hipcricket.  In addition, the IP Escrow will be available to secure any damages that may arise relating to any infringement claims involving Hipcricket’s intellectual property and other costs related to resolving any such claims.  The Indemnification Escrow will also be available to compensate Augme for any necessary AR Adjustment after the Closing in the event the assumed accounts receivable fail to be collected within 120 days after closing.

An additional ten percent of the Aggregate Share Consideration (the “Clawback Escrow”) will also be held in escrow with Augme’s transfer agent to be released to the Hipcricket Equityholders if the Earnout Base Revenues during the Earnout Period equal or exceed $10,000,000 (the “Clawback Release Threshold”).  In the event the Clawback Release Threshold is not met or exceeded, the Clawback Escrow will be forever cancelled.

2

The closing of the Agreement is subject to certain closing conditions including satisfactory completion of due diligence by Augme and Hipcricket, Hipcricket stockholder approval and approval of the transaction by each investment banking firm engaged by Augme.

Upon the Closing, Hipcricket’s Chief Executive Officer, Ivan Braiker, will be appointed as the President and a director of Augme.  In addition, upon the Closing, Hipcricket’s President and Chief Operating Officer, Eric Harber, will become the Chief Operating Officer of Augme.

The foregoing description is merely a summary of the Agreement and is qualified in its entirety by reference to the Agreement, which is attached as an exhibit to this Current Report.

Item 8.01                                             Other Events

On August 4, 2011 Augme issued a press release announcing the execution of the Agreement, a copy of which is attached as an exhibit to this Current Report.

Item 9.01                                             Financial Statements and Exhibits

(c) Exhibits

10.1         Asset Purchase Agreement.  The exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the registrant undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the Commission.

99.1         Press Release

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Augme Technologies, Inc.
(Registrant)

Date: August 4, 2011	By:	/s/ Paul R. Arena
Paul R. Arena
Chief Executive Officer

4

Exhibit 10.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is dated as of August 3rd, 2011 by and among Augme Technologies, Inc., a Delaware corporation with a principal address of 43 West 24th Street, Suite 11B, New York, NY 10010 (“Buyer”), and Hipcricket, Inc., a Delaware corporation with a principal address of 11241 Slater Avenue NE, Suite 201, Kirkland, Washington 98033 (“Seller”).

RECITALS

WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Assets of the Business (as each such term is hereinafter defined) of Seller for the consideration and on the terms set forth in this Agreement.

WHEREAS, it is intended that the terms and conditions of this Agreement comply in all respects with Section 368(a)(1)(C) of the Code (as hereinafter defined) and the regulations corresponding thereto, so that the transactions contemplated hereby shall qualify as a tax free reorganization under the Code;

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND USAGE

Section 1.1. Definitions. Capitalized terms not defined in this Section 1.1 shall have the meanings ascribed to them elsewhere in this Agreement. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Accounts Payable” — all trade accounts payable and accruals (other than Tax accruals) of Seller to Persons arising in the Ordinary Course of Business.

“Accounts Receivable” — all notes and accounts receivable of Seller and all other evidences of indebtedness of any Person held by Seller, including all trade accounts receivable and other accounts and moneys receivable of Seller.

“Accounts Receivable Positive Adjustment” — the amount by which Accounts Receivable exceed the Specified Assumed Liabilities, all as reflected on the Closing Statement.

“Acquisition Proposal” — shall have the meaning ascribed to it in Section 5.14(c).

“Aggregate Share Consideration” — shall have the meaning ascribed to it in Section 2.3(a).

“Assets” — shall have the meaning ascribed to it in Section 2.1.

“Assumed Liabilities” — shall have the meaning ascribed to it in Section 2.4.

“Augme Average Price” — as of any date is the volume weighted average price of Buyer’s common stock as reported by Bloomberg LP for the twenty (20) trading days immediately prior to such date, provided that if the Augme Average Price is $3.50 or more, then the Augme Average Price shall be $3.50, and if the Augme Average Price is $2.00 or less, then the Augme Average Price shall be $2.00 per share.

“Augme Closing Shares” — shall have the meaning ascribed to it in Section 2.3(a).

“Best Efforts” — the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible.

“Breach” — any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract, or any event which with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy or failure.

“Business” — the business of providing mobile market and mobile advertising products, services and solutions.

“Business Day” — shall have the meaning ascribed thereto in Rule 14d-1(g)(3) under the Exchange Act.

“Claw Back Escrow” — ten percent (10%) of the Aggregate Share Consideration.

“Closing” — the time on the Closing Date when all of the obligations and conditions set forth in Section 2.6 are satisfied.

“Closing Statement” — the statement of Accounts Receivable and Specified Assumed Liabilities mutually agreed upon by Buyer and Seller prior to the Closing which shall set forth the Accounts Receivable Positive Adjustment.

“Closing Date”— the date on which the Closing occurs.

“Code” — the Internal Revenue Code of 1986, as amended.

“Consent” — any approval, consent, ratification, waiver or other authorization.

“Contemplated Transactions” — all of the transactions contemplated by this Agreement.

“Contract” — any agreement, contract, Lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Deferred Consent” — an agreement to assign or transfer any Contract, Consent or Governmental Authorization, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Body, as the case may be, would constitute a breach thereof.

“Deferred Item” — the Contract, Consent or Governmental Authorization to which Deferred Consent relates.

“Disclosure Letter” — the letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement containing disclosures that constitute exceptions to the representations and warranties of Seller contained in Article III of this Agreement.

“Effective Time” — the date and time when the Contemplated Transactions become effective.

“Employee Plans” — all “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, savings, severance, change-in-control, supplemental-unemployment, layoff, salary-continuation, retirement, pension, health, life-insurance, disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding.

“Encumbrance” — any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental, Health and Safety Liabilities” — any cost, damages, expense, liability, obligation or other responsibility arising from or under any Environmental Law or Occupational Safety and Health Law.

“Environmental Law” — any Legal Requirement that requires or relates to preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the environment.

“ERISA” — the Employee Retirement Income Security Act of 1974.

“Exchange Act” — the Securities Exchange Act of 1934, as amended.

“GAAP” — generally accepted accounting principles in the United States of America.

“Governing Documents” — with respect to any corporation, (a) its certificate of incorporation and its bylaws; (b) all equityholders’ agreements, voting agreements, voting trust agreements, or other agreements or documents relating to the organization, management or operation of the corporation or relating to the rights, duties and obligations of the equity holders of the corporation; and (c) any amendment or supplement to any of the foregoing.

“Governmental Authorization” — any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” — any federal, state, local, municipal, foreign or other government, including any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers), any multinational organization or body, any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any official of any of the foregoing.

“Indemnification Escrow” — ten percent (10%) of the Aggregate Share Consideration.

“Investor Representation Statement” — shall have the meaning ascribed to it in Section 2.9.

“IRS” — the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” — a Person will be deemed to have Knowledge of a particular fact or other matter if that Person is actually aware of that fact or matter or if a prudent individual could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty contained in this Agreement.

“Lease” — any real property lease or any lease or rental agreement, license, right to use or installment and conditional sale agreement to which Seller is a party and any other Seller Contract pertaining to the leasing or use of any Tangible Personal Property.

“Legal Requirement” — any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Liability” — with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Material Adverse Effect” — any event, change or effect which has a material adverse effect on (i) the Business, the Assets, or the Liabilities, results of operations or financial condition of Seller, (ii) a material adverse effect on the ability of Seller to consummate the Contemplated Transactions, or (iii) Buyer’s ability to operate the Business immediately after Closing in the manner operated by Seller before Closing; provided, however, that a Material

Adverse Effect with respect to Seller shall not include (i) changes in the United States or world financial markets or general business or economic conditions, (ii) developments, trends or conditions related to the industries in which Seller operates as of the date hereof except where the same has had or would reasonably be expected to have a disproportionate effect on Seller as compared to other Persons operating in such industries, (iii) effects arising from changes in United States or world political or social conditions, including war or terrorism, (iv) changes in GAAP or interpretations thereof, (v) changes in any Legal Requirement or the proposal or enactment of any new Legal Requirement except where such change or proposal has had or would reasonably be expected to have a disproportionate effect on Seller as compared to other Persons operating in the same industries as the Purchaser as of the date hereof, (vi) the execution or announcement of, or the taking of any actions with respect to, this Agreement or any of the Contemplated Transactions, or (vii) any condition that is substantially cured before the earlier of the Closing Date or the date on which this Agreement is terminated pursuant to Article VIII.

“Occupational Safety and Health Law” — any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, including the Occupational Safety and Health Act, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Option Redemption Agreements” —the agreements entered into between Seller and certain of the holders of stock options of Seller pursuant to which Seller shall redeem the outstanding option agreements effective immediately upon Closing.

“Order” — any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course of Business” — an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action:

(a) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person;

(b) does not require authorization by the board of directors or stockholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and

(c) is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person.

“Part” — a part or section of the Disclosure Letter.

“Person” — an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

“Proceeding” — any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Record” — information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Regulation D” — Regulation D promulgated under the Securities Act.

“Regulation S” — Regulation S promulgated under the Securities Act.

“Related Person” — With respect to a particular individual:

(a) each other member of such individual’s Family;

(b) any Person that is directly or indirectly controlled by any one or more members of such individual’s Family;

(c) any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and

(d) any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(a) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person;

(b) any Person that holds a Material Interest in such specified Person;

(c) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity);

(d) any Person in which such specified Person holds a Material Interest; and

(e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, (a) “control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act; (b) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree and (iv) any other natural person who resides with such individual; and (c) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

“Representative” — with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Requisite Seller Stockholders” — the Seller Stockholders representing a majority of the outstanding voting power of Seller entitled to vote on a sale of all the assets of Seller.

“SEC” — the U.S. Securities and Exchange Commission.

“Securities Act” — the Securities Act of 1933, as amended.

“Seller Contract” — any Contract relating to the Business (a) under which Seller has or may acquire any rights or benefits; (b) under which Seller has or may become subject to any obligation or liability; or (c) by which Seller or any of the assets owned or used by Seller in connection with the Business is or may become bound.

“Seller Noteholders” — the holders of convertible promissory notes in the aggregate principal amount of $750,000 issued by Seller on or about December 2010 and March 2011.

“Seller Services” —those products, services or solutions of the specific type offered by Seller immediately prior to the Closing Date.

“Seller Stockholders” — the holders of capital stock of Seller.

“Seller Stockholder Approval” —the affirmative vote or written consent of the Requisite Seller Stockholders for the adoption and approval of this Agreement and the Contemplated Transactions.

“Software” — all computer software and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith.

“Specified Assumed Liabilities” — shall have the meaning ascribed to it in Section 2.4(a)(iii).

“Stockholder Representative” — shall have the meaning ascribed to it in Section 10.1.

“Tangible Personal Property” — all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property, including any inventories, of every kind owned or leased by Seller (wherever located and whether or not carried on Seller’s books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

“Tax” — any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.

“Tax Liability Coverage Amount” — shall have the meaning ascribed to it in Section 5.1(c)(iii).

“Tax Return” — any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party” — a Person that is not a party to this Agreement.

“Third-Party Claim” — any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

Section 1.2. Usage; Interpretation. In this Agreement, unless a clear contrary intention appears (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) “hereunder,” “hereof,” “hereto,” “herewith” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (viii) use of the word “or” is used in the inclusive sense of “and/or”; (ix) with respect to the determination of any period of time, use of the word “from” means “from and including” and “to” means “to but excluding”; and (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

Section 1.3 Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE II

SALE AND TRANSFER OF ASSETS; CLOSING

Section 2.1. Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, as defined in Section 3.8, all of Seller’s right, title and interest in and to all of Seller’s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, including Accounts Receivable, provided the same are directly related to, used in connection with, or are or will form a part of the Business but excluding the Excluded Assets, as defined in Section 2.2.  All the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Assets.” Included with the Assets shall be all Seller Contracts approved by Buyer, a proposed list of which Seller shall deliver to Buyer prior to the Closing Date and which list shall be subject to Buyer’s approval in its sole discretion and upon such approval shall be attached hereto as Exhibit 2.1, and all data and Records related to the Business, including client and customer lists and Records, referral sources, research and development reports and Records, production reports and Records, service and warranty Records, equipment logs, operating guides and manuals, financial and accounting Records, creative materials, advertising materials, promotional materials, studies, reports, correspondence and other similar documents and Records, each as relate to the Business.

Notwithstanding the foregoing, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Assets or any other Liability of Seller, unless Buyer expressly assumes that Liability pursuant to Section 2.4(a).

Section 2.2. Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets of Seller (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Assets and shall remain the property of Seller after the Closing:

(a) all company minute books, equity transfer books, company seals and other documents relating to the organization, maintenance and existence of Seller as a corporation;

(b) all Tax Returns filed by Seller and associated Tax Records, all personnel Records, and all other Records that Seller is required by law to retain in its possession, provided that copies of all such items shall be provided to Buyer prior to the Closing ;

(c) all claims for refund of Taxes and other governmental charges of whatever nature relating to Seller or the Assets arising on or prior to the Closing;

(d) all rights of Seller under this Agreement, the Bill of Sale, and the Assignment and Assumption Agreement and any Contract between or among Seller and the Seller Stockholders;

(e) all taxpayer and other identification numbers;

(f) all proceeds of insurance policies and rights thereunder relating to Excluded Assets, as well as all director and officer insurance policies; and

(g) Seller’s cash, cash equivalents and short term investments set forth on the Closing Statement.

Section 2.3. Consideration.

(a)  Closing Consideration.  The consideration for the Assets (the “Purchase Price”) will be Forty-two and One-half Million Dollars ($42,500,000), plus any Accounts Receivable Positive Adjustment, plus any unused Tax Liability Coverage Amount, payable as follows:  (i) Four Million Dollars ($4,000,000) plus any unused Tax Liability Coverage Amount (to be used as set forth in Section 5.1(c)(iii)) plus such portion of the Accounts Receivable Positive Adjustment to be agreed upon by Buyer and Seller, in cash delivered to Seller, and (ii) $38,500,000 plus any Accounts Receivable Positive Adjustment not paid in cash as set forth above, in unregistered shares of Buyer’s common stock valued at the Augme Average Price as of the execution date of this Agreement (the Purchase Price divided by such Augme Average Price, the “Aggregate Share Consideration”), issued directly to the Seller Stockholders at the Closing (or directly to Seller if required under Section 368(a)(1)(C) of the Code), net of the Indemnification Escrow and the Claw Back Escrow, allocated among the Seller Stockholders as provided in Schedule 2.3(a) (subject to amendment prior to Closing) (the Aggregate Share Consideration less the Indemnification Escrow and the Claw Back Escrow, the “Augme Closing Shares”).

(b)  Post-Closing Adjustment.

(i) Adjustment Amount.  If any of the Accounts Receivable reflected on the Closing Statement are not collected within one hundred and twenty (120) days following the Closing Date (the “AR Collection Deadline”), then, at Buyer’s election in its sole discretion, the amount of such uncollected Accounts Receivable shall be treated as a post-Closing negative adjustment to the Purchase Price on a dollar for dollar basis (the “Adjustment Amount”), in which event all uncollected Accounts Receivable included within the Adjustment Amount (as finally determined in accordance herewith) shall be assigned to Seller for collection in Seller’s discretion.  Buyer may notify in writing Seller or the Stockholder Representative of such election at any time from the AR Collection Deadline through the two hundred and fortieth (240th) day following the AR Collection Deadline (such notice date being the “Election Date”).

(ii)  Adjustment Amount Calculation.  As soon as practicable after the Election Date, but not later than thirty (30) days after the Election Date, the Buyer shall deliver to Seller (such date of delivery, the “Delivery Date”) its good faith determination of the Adjustment Amount (the “Adjustment Amount Calculation”), if any.  During the period from the Closing Date until the Delivery Date, Seller shall give Buyer and its agents such access to the books and records of Seller as Buyer and its agents shall reasonably request during normal business hours in order to enable them to calculate the Adjustment Amount Calculation.  During the period between the Delivery Date and the Objection Deadline (as defined below), Seller and its accountants shall be given reasonable access to the books and records of Buyer upon reasonable notice to verify the Adjustment Amount Calculation.

(iii)  Resolution of Protest.  Within thirty (30) days after the Delivery Date (the “Objection Deadline”), Seller may deliver to Buyer a notice of objection (an “Objection Notice”) with respect to the Adjustment Amount Calculation.  If no Objection Notice regarding the Adjustment Amount Calculation is delivered by Seller to Buyer by the Objection Deadline, the Adjustment Amount Calculation shall be final and binding on the parties hereto as the Adjustment Amount.  Any Objection Notice regarding the Adjustment Amount Calculation shall specify the items in the Adjustment Amount Calculation disputed by Seller and shall describe the basis for the objection, as well as the amount in dispute.  Any other items not so disputed by Seller shall be deemed “agreed upon”.  If an Objection Notice is delivered in accordance with this Section 2.3(b), Buyer and Seller shall consult with each other with respect to the objection set forth therein.  If Buyer and Seller are unable to reach agreement within fifteen (15) days after an Objection Notice has been given, all unresolved disputed items shall be promptly referred to an independent auditor which (i) has never provided services to either Buyer or Seller and (ii) is mutually acceptable to Buyer and Seller (the “Independent Accounting Firm”).  The Independent Accounting Firm shall be directed to render a written report on the unresolved disputed issues with respect to the Adjustment Amount Calculation as promptly as practicable, but in no event more than thirty (30) days after such submission to the Independent Accounting Firm, and to resolve only those issues of dispute set forth in the Objection Notice.  If unresolved disputed issues are submitted to the Independent Accounting Firm, Buyer and Seller will each furnish to the Independent Accounting Firm such bank statements and other documents and information relating to the unresolved disputed issues as the Independent Accounting Firm may reasonably request.  The Independent Accounting Firm shall establish the procedures it shall follow (including procedures with regard to the presentation of evidence) giving due regard to the mutual intention of Seller and Buyer to resolve the disputed items and amounts as quickly, efficiently and inexpensively as possible.  The resolution of the dispute and the calculation of the Adjustment Amount by the Independent Accounting Firm shall be final and binding on the parties hereto.  The fees and expenses of the Independent Accounting Firm shall be allocated between Buyer and Seller in the proportion that the amounts determined by the Independent Accounting Firm against each party bears to the total amount in dispute (determined with respect to dollar amount).

(iv)  Payment of Adjustment Amount.  If there is an Adjustment Amount, Buyer’s sole available methods for recouping the Adjustment Amount shall be (i) first to reduce the Tax Liability Coverage Amount by the Adjustment Amount, and (ii) second to reclaim shares out of the Indemnification Escrow, valued for this purpose at the Augme Average Price as of the date of final determination of the Adjustment Amount (including final resolution of any dispute raised by Seller in an Objection Notice), by delivering a notice to the Escrow Agent instructing the Escrow Agent to cancel the appropriate number of shares out of the Indemnification Escrow.

(c)  Earnout Payments.  An earn-out of up to an additional Twenty-Seven and One-half Million Dollars ($27,500,000) payable in cash, or, at Buyer’s sole discretion, in shares of Buyer’s common stock calculated by dividing the amount earned by the Augme Average Price as of the first anniversary of the Closing Date, contingent upon meeting certain performance requirements with respect to the operation of the Assets and the Business, as more specifically set forth in subparagraphs (i) and (ii) below (the “Earnout”); provided that under no circumstances shall the form of payment of any Earnout include an amount of cash that would cause the Contemplated Transactions to fail to qualify as a tax free reorganization under Section 368(a)(1)(C) of the Code and the regulations related thereto.

(i)

Fifteen Million Dollars ($15,000,000) of the Earnout shall be paid if the Earnout Base Revenues equals or exceed Ten Million Dollars ($10,000,000) for the 12 month period following the Closing Date (the “Earnout Period”).

(ii)

If the Earnout Base Revenues exceed Ten Million Dollars ($10,000,000) for the Earnout Period, additional Earnout shall be paid in an amount equal to that portion of the Earnout Base Revenues during such period that exceed Ten Million Dollars ($10,000,000), up to Twenty Million Dollars ($20,000,000) in additional Earnout Base Revenues, multiplied by 1.25.

The term “Earnout Base Revenues” means the gross revenue, determined in accordance with GAAP, earned by Buyer from the Closing Date Customers and the Post-Closing Customers, plus Fifty Percent (50%) of the gross revenue, determined in accordance with GAAP, received by Buyer from the Joint Customers, provided that in each case gross revenue shall include only revenue derived from sales transactions that each have at least a forty percent (40%) gross profit margin, unless such profit margin requirement is waived by Buyer in its sole discretion.

The term “Closing Date Customers” means the customers and prospective customers of Seller set forth in Schedule 2.3(c) (subject to amendment prior to Closing).

The term “Post-Closing Customers” means customers of Buyer after the Closing, other than Closing Date Customers, that purchase only Seller Services from Buyer.

The term “Joint Customers” means customers of Buyer after the Closing, other than Closing Date Customers, that purchase both Seller Services and non-Seller Services from Buyer.

(d)  Earnout Calculation; Interpretation. Within 45 days following the last day of the Earnout Period, Buyer shall prepare and deliver to Seller a report (the “Earnout Report”) setting forth its determination of (i) whether the relevant milestones in Sections 2.3(c)(i) and (ii) above have been achieved and stating the amount of Earnout Base Revenues earned and (ii) the resulting earn-out payment due. In the event that Seller has any dispute with the Earnout Report, Seller shall notify Buyer in writing within thirty (30) days following receipt of the Earnout Report. If Seller disputes the Earnout Report within such thirty (30) day period, Buyer and Seller shall negotiate in good faith for a period of up to thirty (30) days in an effort to mutually agree upon the amount of the relevant Earnout payment. If the dispute is not resolved within such thirty (30) day negotiation period, then Buyer and Seller Representative shall engage the Independent Accountant to render a determination of the earn-out payment due (including any determination of Earnout Base Revenues) based on Buyer’s Records as they relate to the Business, and delivery of Seller Services and non-Seller Services. The costs for the Independent Accountant shall initially be split evenly between Buyer and Seller, with the prevailing party to be reimbursed by the non-prevailing party following the Independent Accountant’s decision. The amount of any earn-out payment shall be deemed to be finally determined upon the earliest of (i) Seller’s written acceptance of the Earnout Report; (ii) Seller’s failure to dispute the Earnout Report within the 30 day period set forth above; (iii) the mutual agreement of Buyer and Seller; or (iv) the Independent Accountant’s determination.

(e) Earnout Representative.

(i)  Appointment; Administration.  Following the Closing, Seller’s rights hereunder with respect to the Earnout shall be exercised and administered on Seller’s behalf by Daren Nitz (the “Earnout Representative”).  Buyer shall not take any action in the course of operating the Business and delivering the Seller Services not otherwise justified for good faith business reasons which has the intended effect of reducing the earning or payment of the maximum Earnout payment.

(ii) Earnout Representative Expenses.  In the event that the Earnout Representative determines to hire or retain any attorneys, accountants or other subject matter experts or to incur any third party costs or expenses in connection with any dispute resolution process on Seller’s behalf, all such fees, costs and expenses shall be the sole responsibility of Seller.  Further, all fees, costs, expenses or other liabilities payable by Seller or the Earnout Representative to the Escrow Agent in accordance with the Escrow Agreement (including, without limitation, pursuant to any indemnity for the benefit of the Escrow Agent thereunder) shall be the sole responsibility of Seller.  In the event that any travel by the Earnout Representative or his agents is reasonably required in connection with the performance of his obligations under this Agreement or the Earnout Representative directly pays any costs or expenses for which he is entitled to reimbursement, the Earnout Representative shall be reimbursed by Seller for all such reasonable expenses in the same manner as if such expenses were third party expenses under the terms set forth herein.  On the Release Date, or such later date when all indemnification claims made by Buyer pursuant to Article VI hereof shall have been finally resolved in accordance therewith, the Earnout Representative shall have the right to recover reasonable expenses incurred by the Earnout Representative in connection herewith by receiving shares out of the Indemnification Escrow valued at the Augme Average Price as of such date, following any distribution thereof to Buyer, but prior to any distribution thereof to Seller Stockholders, and prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Earnout Representative expenses actually incurred.

(iii) Limitation of Liability.  In addition to all the protections and rights granted to the Earnout Representative in Article VI hereof, to the maximum extent permissible by applicable law, the Earnout Representative (and any successor to the Earnout Representative) will incur no personal liability to Buyer, Seller or Seller Stockholders with respect to any action or inaction taken or failed to be taken in connection with his services as the Earnout Representative, except with respect to his own willful misconduct, gross negligence or bad faith.  The Earnout Representative may rely in good faith conclusively upon information, reports, statements and opinions prepared by professionals hired or retained by the Earnout Representative.

(f) Information and Review. In connection with any Earnout Report, Buyer shall, upon request of Seller, promptly make available to Seller or its Representatives Buyer’s Records reasonably necessary to calculate the Earnout Base Revenues and reasonably cooperate with Seller and its Representatives in their review thereof for the purpose of determining the achievement of any earn-out milestones (including any determination of Earnout Base Revenues) or the amount of any earn-out payment that may be due. Notwithstanding the foregoing, Seller shall have no right to review Buyer’s Records in connection with any Earnout Report to the extent that such Earnout Report provides for payment of the maximum potential earn-out payment.

(g)  Allocation of Earnout Payments.  Any Earnout payment shall be allocated (i) Fifty Percent (50%) to the Seller Stockholders and (ii) Fifty Percent (50%) to employees of the Business, as more specifically provided in Exhibit 2.3(g), provided that (i) one-third (1/3) of the number of shares of common stock issued to such employees in payment of such portion of the Earnout shall be registered with the Securities and Exchange Commission on Form S-8 or any successor form thereto providing for the registration of shares issuable pursuant to an equity compensation plan, (ii) such registered shares shall be subject to the following leak-out restriction, which each employee receiving such shares shall acknowledge and agree to in writing as a condition to receiving such shares:  each employee shall not sell, engage in any short sale of, pledge or otherwise dispose of more than one-sixth (1/6) of the number of shares of Buyer’s common stock received pursuant hereto per month over a period of six (6) months from the issuance date of such shares, (iii) each certificate representing such registered shares shall be stamped with a legend referring to the foregoing leak-out restriction, and (iv) the balance of two-thirds (2/3) of the shares issued to such employees shall be “restricted securities” within the meaning of Rule 144 under the Securities Act.

(h)  Claw Back Escrow.  The Claw Back Escrow shall be released to the Seller Stockholders, in accordance with the allocation set forth in Exhibit 2.6(d), if the Earnout Base Revenues during the Earnout Period equal or exceed $10,000,000 (the “Claw Back Release Threshold”).  If the Earnout Base Revenues during the Earnout Period do not equal or exceed the Claw Back Release Threshold, then the Claw Back Escrow shall be forever cancelled in its entirety on the stock Records of Buyer and the Seller Stockholders shall have no claim whatsoever thereto.  Calculation of the Earnout Base Revenues for the purpose of this Section 2.3(h) shall be performed in accordance with Sections 2.3(d) and (f) above.

Section 2.4. Liabilities.

(a) Assumed Liabilities. On the Closing Date Buyer shall assume and agree to discharge only the following Liabilities of Seller (the “Assumed Liabilities”):

(i) any Liability arising after the Closing Date in connection with or incidental to Buyer’s ownership of the Assets after the Closing;

(ii) any Liability arising after the Closing Date under Seller Contracts acquired as part of the Assets pursuant to Section 2.1 (other than any Liability arising out of or relating to a Breach that occurred prior to the Closing Date);

(iii) those Liabilities set forth on the Closing Statement, not to exceed the Accounts Receivable set forth on the Closing Statement (collectively, the “Specified Assumed Liabilities”).

(b) Retained Liabilities. The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. “Retained Liabilities” shall mean every Liability of Seller other than the Assumed Liabilities as set forth in Section 2.4(a), whether incurred before, after or on the Closing Date.

Section 2.5. Allocation. The Purchase Price shall be allocated in accordance with such allocation as Buyer and Seller shall mutually agree upon prior to the Closing (the “Agreed Price Allocation”). After the Closing, the parties shall follow the allocation method specified in the Agreed Price Allocation for all Tax purposes and in all filings, declarations and reports with the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code. Buyer shall prepare (in accordance with the Agreed Price Allocation) and deliver IRS Form 8594 to Seller within forty-five (45) days after the Closing Date to be filed with the IRS. In any Proceeding related to the determination of any Tax, neither Buyer nor Seller shall contend or represent that such allocation is not a correct allocation.

Section 2.6. Closing Obligations and Conditions.  At the Closing,

(a) as a condition to Buyer’s obligations at the Closing:

(i) Seller shall deliver to Buyer at the Closing:

(A) a bill of sale for all of the Assets in the form of Exhibit 2.6(a)(i)(A) (the “Bill of Sale”) executed by Seller;

(B) an assignment of all the Assumed Liabilities to Buyer, which assignment shall be in the form of Exhibit 2.6(a)(i)(B) and also contain Buyer’s undertaking and assumption of the Assumed Liabilities (the “Assignment and Assumption Agreement”) executed by Seller;

(C) assignments of all Intellectual Property Assets, as defined in Section 3.23(a), consisting of separate assignments of all registered Marks, Domain Names and Copyrights, in the form of Exhibits 2.6(a)(i)(C)(1)-(3) respectively, executed by Seller and Buyer and each notarized by a licensed notary;

(D)  such other deeds, bills of sale, assignments, certificates of title, documents or other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance satisfactory to Buyer and its legal counsel and executed by Seller;

(E) the Consents listed on Exhibit 2.6(a)(i)(E) with respect to Seller Contracts;

(F) a certificate executed by Seller as to the accuracy of its representations and warranties as of the Closing and as to its compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing;

(G) a certificate of the Secretary of Seller (1) certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Seller (as certified, where feasible, by the Secretary of State of Delaware, with respect to Seller, as of a recent date), (2) certifying, as complete and accurate as of the Closing, attached copies of all requisite resolutions or actions of Seller’s board of directors and the Seller Stockholders approving the execution and delivery of this Agreement and the consummation of the Contemplated Transactions and the change of Seller’s name contemplated by Section 5.15, (3) certifying to the incumbency and signatures of the officers of Seller executing this Agreement and any other document relating to the Contemplated Transactions, and (4) attaching a certificate as of a date not earlier than the tenth business day prior to the Closing Date as to the good standing of Seller, executed by the appropriate officials of the State of Delaware and each jurisdiction in which Seller is licensed or qualified to do business as a foreign corporation as specified in Part 3.1;

(H) releases of all Encumbrances on the Assets, other than Permitted Encumbrances;

(I) the Investor Representation Statement, executed by each of the Seller Noteholders and Seller Stockholders, in the form of Exhibit 2.6(a)(i)(I);

(J) the Escrow Agreement (as defined below) executed by the Stockholder Representative;

(K) employment agreements to be agreed upon prior to the Closing and then attached hereto in the forms of Exhibit 2.6(a)(i)(K)(1) and (2), respectively (the “Employment Agreements”) executed by Ivan Braiker and Eric Harber, as applicable;

(L) satisfactory evidence that all legal counsels to Seller have been paid in full for all services rendered in connection with the negotiation of this Agreement and the Contemplated Transactions;

(M) a hard copy backup of all Software related to the Business;

(N) the Closing Statement, which shall be subject to Buyer’s approval in its sole discretion;

(O) a conversion notice and release executed by all the Seller Noteholders, in the form of Exhibit 2.6(a)(i)(O), (x) converting the principal of, and interest on the convertible notes held by the Seller Noteholders into shares of Seller common stock effective immediately prior to Closing, and (ii) releasing and holding Seller and Buyer, and their respective Representatives, successors and assigns, harmless, from any and all indebtedness of Seller to the Seller Noteholders, in consideration of the issuance by Buyer to the Seller Noteholders of the applicable portion of the Aggregate Share Consideration, subject to and in accordance with the terms hereof;

(P) Option Redemption Agreements duly executed by Seller and those holders of stock options of Seller mutually determined by Buyer and Seller prior to Closing;

(Q) audited financial statements of Seller for each of the two fiscal years ended December 31, 2009 and 2010 together with an audit report thereon by Moss Adams LLP, and financial statements of Seller for the interim period ended June 30, 2011, reviewed by Moss Adams LLP;

(R) a completed and executed Investor Representation Statement from each of the Seller Noteholders and the Seller Stockholders; and

(S) such other documents or information as Buyer may reasonably request for the purpose of completing its due diligence review of Seller and the Business, including, without limitation, (A) evidencing the accuracy of any of Seller’s representations and warranties, (B) evidencing the performance by Seller, or the compliance by Seller with, any covenant or obligation required to be performed or complied with by Seller pursuant to this Agreement, or (C) otherwise facilitating the consummation or performance of any of the Contemplated Transactions, it being understood and agreed that Buyer’s obligations at the Closing are conditioned upon Buyer’s satisfaction, in its sole discretion, with the results of its due diligence review of Seller and the Business.

(ii) Buyer shall be satisfied in its sole discretion with the results of its due diligence review of Seller and the Business.

(iii) each investment banking firm engaged by Buyer shall have approved the Contemplated Transactions.

(b) As a condition to Seller’s obligations at the Closing:

(i) Buyer shall deliver to Seller:

(A) certificates representing the Augme Closing Shares;

(B) the Bill of Sale, executed by Buyer;

(C) the Assignment and Assumption Agreement; executed by Buyer;

(D) the Employment Agreements, executed by Buyer;

(E) the Escrow Agreement (as defined below) executed by Buyer and Escrow Agent (as defined below);

(F) a certificate executed by Buyer as to the accuracy of its representations and warranties as of the Closing and as to its compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing;

(G) a certificate of the Secretary of Buyer certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Buyer and certifying that the execution and delivery of this

Agreement and the consummation of the Contemplated Transactions has been approved by all requisite authority and certifying to the incumbency and signatures of the officers of Buyer executing this Agreement and any other document relating to the Contemplated Transactions;

(H)  a certificate as of a date not earlier than the tenth business day prior to the Closing Date as to the good standing of Buyer, executed by the appropriate officials of the State of Delaware; and

(I) such other documents or information as Seller may reasonably request for the purpose of completing its due diligence review of Buyer otherwise facilitating the consummation or performance of any of the Contemplated Transactions, it being understood and agreed that Seller’s obligations at the Closing are conditioned upon Seller’s satisfaction, in its sole discretion, with the results of its due diligence review of Buyer.

(ii) Seller shall be satisfied in its sole discretion with the results of its due diligence review of Buyer; and

(iii) Immediately upon Closing, the Board of Directors of Buyer shall consist of seven (7) members, consisting of Paul Arena, Shelly Meyers, John Devlin, Todd Wilson, David Reese, Donald Stout, and Ivan Braiker.

(c) Buyer shall deliver to the Escrow Agent instructions as to the issuance of stock certificates representing the shares comprising the Indemnification Escrow, allocated among and issued in the names of the Seller Noteholders and the Seller Stockholders as provided in Schedule 2.6(c) (subject to amendment prior to Closing);

(d) Buyer shall deliver to the Escrow Agent instructions as to the issuance of stock certificates representing the Claw Back Escrow, allocated among and issued in the names of the Seller Noteholders and the Seller Stockholders as provided in Schedule 2.6(d) (subject to amendment prior to Closing).

(e)  Buyer shall deliver to the Seller Noteholders and the Seller Stockholders the information required to be delivered to non-accredited investors pursuant to Rule 502 of Regulation D (the “Buyer Offering Materials”), in order for Buyer’s issuance of the Aggregate Share Consideration to be exempt from registration pursuant to Rule 506 of Regulation D and/or Regulation S.

Section 2.7.  Deferred Consents. Anything in this Agreement to the contrary notwithstanding, neither this Agreement nor the Assignment and Assumption Agreement shall constitute an agreement to assign or transfer any contract, lease, authorization, license or Governmental Authorization, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Body, as the case may be, would constitute a breach thereof.  If a Deferred Consent is not obtained, or if an attempted assignment or transfer thereof would be ineffective or would affect the rights thereunder so that Buyer would not receive all such rights, then, in each such case, (a) the Deferred Item shall be withheld from sale pursuant to this Agreement without any reduction in the Purchase Price, (b) from and after the Closing, Seller and Buyer will cooperate, in all reasonable respects, to obtain such Deferred Consent as soon as practicable after the Closing, and (c) until such Deferred Consent is obtained, Seller and Buyer will cooperate, in all reasonable respects, to provide to Buyer the benefits under the Deferred Item to which such Deferred Consent relates (with Buyer entitled to all the gains and responsible for all the losses, Taxes, liabilities or obligations thereunder). In particular, in the event that any such Deferred Consent is not obtained prior to the Closing, then Buyer and Seller shall enter into such arrangements (including subleasing or subcontracting if permitted) to provide to the parties hereto the economic and operational equivalent of obtaining such Deferred Consent and assigning or transferring such contract, lease, authorization, license or Governmental Authorization, including enforcement for the benefit of Buyer of all claims or rights arising thereunder, and the performance by Buyer of the obligations thereunder on a prompt and punctual basis.

Section 2.8. Restrictive Legends; Market Standoff.

(a)  The Aggregate Share Consideration shall not have been registered and shall be characterized as “restricted securities” under the U.S. federal securities laws, and under such laws such shares may be resold without registration under the Securities Act only in certain limited circumstances. Each certificate evidencing the Aggregate Share Consideration shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

and, if applicable:

“THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY, PRIOR TO THE DATE WHICH IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER HEREOF OR ANY AFFILIATE OF SUCH ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF THIS SECURITY), ONLY (A) TO SUCH ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), (C) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S IN A TRANSACTION MEETING THE REQUIREMENTS OF RULES 904 AND 905 UNDER THE SECURITIES ACT, OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO SUCH ISSUER’S RIGHT PRIOR TO ANY OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C)  OR (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATES, AND/OR OTHER INFORMATION REASONABLY SATISFACTORY TO SUCH ISSUER.  HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

and any legends required by state securities laws.

(b) Each Seller Noteholder and Seller Stockholder shall agree pursuant to the Investor Representation Statement that it, he or she shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale (collectively, the “Restricted Transactions”), any of the Aggregate Share Consideration until such Aggregate Share Consideration is eligible for sale pursuant to the exemption from registration set forth in Rule 144 promulgated under the Securities Act (the “Restricted Period”). Buyer may impose stop-transfer instructions and may stamp each certificate representing the Aggregate Share Consideration with the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY AND RESALE, AS SET FORTH IN THAT CERTAIN ASSET PURCHASE AGREEMENT DATED AUGUST 3, 2011 BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY. SUCH TRANSFER RESTRICTIONS MAY PREVENT TRANSFER OF THESE SHARES AND MAY BE BINDING ON ALL TRANSFEREES OF THESE SHARES.”

Section 2.9. Sale of Shares Pursuant to Exemption. The parties hereto acknowledge and agree that the Aggregate Share Consideration shall constitute “restricted securities” within the meaning of the Securities Act. Seller will cause each Seller Noteholder and Seller Stockholder to execute and deliver to Buyer an Investor Representation Statement in the form attached hereto as Exhibit 2.6(a)(i)(I) (the “Investor Representation Statement”). It is acknowledged and understood that Buyer is relying on the written representations made by each of the Seller Noteholders and Seller Stockholders in the Investor Representation Statements.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Letter, Seller represents and warrants to Buyer as follows:

Section 3.1. Organization and Good Standing. Part 3.1 contains a complete and accurate list of Seller’s jurisdiction of incorporation and any other jurisdictions in which it is qualified to do business as a foreign corporation. Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Seller Contracts. Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification; except where the failure to be so qualified or in good standing in such jurisdiction would not reasonably be expected to have a Material Adverse Effect on Seller.

Section 3.2. Enforceability; Authority; No Conflict.

(a)  This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms. Upon the execution and delivery by Seller of each agreement and certificate to be executed or delivered by Seller at the Closing pursuant to Section 2.6(a) (the “Seller’s Closing Documents”), each of Seller’s Closing Documents will constitute the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms. Seller has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and Seller’s Closing Documents and to perform its obligations under this Agreement and Seller’s Closing Documents, and such action has been duly authorized by all necessary action by the Seller Stockholders and directors of Seller.

(b)  Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), (i) breach any provision of any of the Governing Documents of Seller or any resolution adopted by the board of directors or the Seller Stockholders; (ii) breach or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller, or any of the Assets, may be subject; (iii) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller or that otherwise relates to the Assets or to the Business; (iv) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Seller Contract; (v) result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets; or (vi) result in any Seller Stockholder having the right to exercise dissenters’ appraisal rights.

(c) Except as set forth in Part 3.2(c), Seller is not required to obtain any Consent from or give notice to any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.3. Capitalization. The authorized equity securities of Seller consist of 43,000,000 shares of common stock, of which 30,395,273 shares are issued and outstanding. The Seller Stockholders are the only Persons entitled to vote on the Contemplated Transactions for Seller.  Part 3.3 sets forth a list of all outstanding options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any equity securities of Seller, or contracts, commitments, understandings or arrangements by which Seller is or may become bound to issue equity securities of Seller.  None of the outstanding equity securities of Seller was issued in violation of the Securities Act or any other Legal Requirement in a manner that could reasonably be determined to give rise to a right of rescission on the part any holder of such equity securities.

Section 3.4. Financial Records. Seller has delivered to Buyer such financial Records, including banking statements and Tax Returns, as has been requested by Buyer (collectively, the “Financial Records”). The financial data contained in such Financial Records is true and correct in all material respects as at the respective dates of and for the periods referred to in such Financial Records, subject in all events to Section 3.17.

Section 3.5. Books and Records. The books of account and other Financial Records of Seller relating to the Business, all of which have been made available to Buyer, are complete and correct in all material respects, and represent actual, bona fide transactions and have been maintained in accordance with sound business practices. The minute books of Seller, to the extent they exist, all of which have been made available to Buyer to the extent they relate to the Business, contain accurate and complete Records of all meetings held of, and corporate action taken by, the stockholders and the board of directors of Seller, and no meeting relating to the Business of any such stockholders, board of directors or committee has been held for which minutes have not been prepared or are not contained in such minute books.

Section 3.6. Sufficiency of Assets. Except as set forth in Part 3.6, the Assets include all the operating assets of the Business.

Section 3.7. Real Property. Part 3.7 contains a correct legal description, street address and tax parcel identification number of all tracts, parcels and subdivided lots in which Seller has a leasehold interest and an accurate description (by location, name of lessor, date of Lease and term expiry date) of all Real Property Leases for which the Business is presently reliant.  Seller does not have any ownership interest in any Real Property.

Section 3.8. Title To Assets; Encumbrances. Seller owns good and transferable title to all the Assets free and clear of any Encumbrances other than (a) those described in Part 3.8, (b) those for Taxes not yet due and payable, (c) statutory Encumbrances of landlords with respect to Real Property Leases, (d) Encumbrances of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course of Business and not yet delinquent, and (e) in the case of Real Property Leases, in addition to items (b) and (c), zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by Seller (collectively, “Permitted Encumbrances”).

Section 3.9. Condition of Tangible Personal Property. Each item of Tangible Personal Property included in the Assets is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the Ordinary Course of Business and, to the Knowledge of Seller, is free from latent and patent defects. No item of Tangible Personal Property included in the Assets is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business. Except as disclosed in Part 3.9, all Tangible Personal Property used in the Business and included in the Assets is in the possession of Seller.

Section 3.10. Accounts Payable. Part 3.10 contains a complete and accurate list of all Accounts Payable as of the date of this Agreement.  The Closing Statement shall contain a complete and accurate list of all Accounts Payable as of the Closing Date.

Section 3.11. No Undisclosed Liabilities. Except as set forth in Part 3.11, in the Financial Statements or on the Closing Statement, Seller has no Liability.

Section 3.12. Tax Returns Filed and Taxes Paid. Seller has filed or caused to be filed on a timely basis all Tax Returns. All Tax Returns filed by Seller are true, correct and complete. Seller has paid, or made provision for the payment of, all Taxes that have or may have become due for all periods covered by the Tax Returns or otherwise, or pursuant to any assessment received by Seller, except such Taxes, if any, as are listed in Part 3.12 and are being contested in good faith. Except as provided in Part 3.12, Seller currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made or is expected to be made by any Governmental Body in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Encumbrances on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Tax, and Seller has no Knowledge of any basis for assertion of any claims attributable to

Taxes which, if adversely determined, would result in any such Encumbrance.  All Taxes that Seller is or was required to withhold, deduct or collect have been duly withheld, deducted and collected and, to the extent required, have been remitted to the proper Governmental Body or other Person.  Seller has disclosed on its federal income Tax Return all positions taken therein that could give rise to a substantial understatement of federal Income Tax within the meaning of Code section 6662.  The charges, accruals and reserves with respect to Taxes on the Records of Seller are adequate (determined in accordance with GAAP) and are at least equal to Seller’s liability for Taxes.  Part 3.12 sets forth the basis of Seller in its assets as of the most recent practicable date.

Section 3.13. No Subsidiaries.  Seller does not own, beneficially or of record, any capital stock or other equity interest in any corporation, limited liability company, partnership, joint venture or other business association of any kind whatsoever.

Section 3.14. Employee Benefits.

(a) Set forth in Part 3.14(a) is a complete and correct list of all Employee Plans that (i) are maintained, administered or contributed to by Seller or has been maintained, administered or contributed to in the last six (6) years by Seller, or with respect to which Seller has or may have any liability, and (ii) provides benefits, or describes policies or procedures applicable to any current or former director, officer, employee or service provider of Seller, or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof.  Except as disclosed in Part 3.14(a), Seller has never maintained, administered or contributed to an Employee Plan that is (w) a “Defined Benefit Plan” (as defined in Section 414(j) of the Code); (x) a plan intended to meet the requirements of Section 401(a) of the Code; (y) a “Multiemployer Plan” (as defined in Section 3(37) of ERISA); or (z) a plan subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code. There has never been any other corporation or trade or business controlled by, controlling under common control with or in the same controlled group with Seller (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA).

(b) Seller has delivered to Buyer true, accurate and complete copies of (i) the documents comprising each Employee Plan (or, with respect to any Employee Plan which is unwritten, a detailed written description of eligibility, participation, benefits, funding arrangements, assets and any other matters which relate to the obligations of Seller); (ii) all trust agreements, insurance contracts or any other funding instruments related to the Employee Plans; (iii) all rulings, determination letters, no-action letters or advisory opinions from the IRS, the U.S. Department of Labor, or any other Governmental Body that pertain to each Employee Plan and any open requests therefor; (iv) the most recent actuarial and financial reports (audited and/or unaudited) and the annual reports filed with any Government Body with respect to the Employee Plans during the current year and each of the six preceding years; (v) all collective bargaining agreements pursuant to which contributions to any Employee Plan(s) have been made or obligations incurred (including both pension and welfare benefits) by Seller, and all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by such entities; (vi) all securities registration statements filed with respect to any Employee Plan; (vii) all contracts and insurance policies with insurance companies, third-party administrators, actuaries, investment managers, consultants and other independent contractors that relate to any Employee Plan; (viii) all summary plan descriptions, summaries of material modifications and memoranda, employee handbooks and other written communications regarding the Employee Plans; (ix) a sample of all current administrative forms for each Employee Plan; and (x) the most recent nondiscrimination test reports with respect to the Employee Plans for each of the six preceding years.

(c) Except as disclosed in Part 3.14(c), full payment has been made of all amounts that are required under the terms of each Employee Plan to be paid as contributions with respect to all periods prior to and including the last day of the most recent fiscal year of such Employee Plan ended on or before the date of this Agreement and all periods thereafter prior to the Closing Date.

(d) The form of all Employee Plans is in compliance, in all material respects with the applicable terms of ERISA, the Code, and any other applicable Legal Requirement, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, and such plans have been operated in compliance in all material respects with such Legal Requirements and the written Employee Plan documents. Neither Seller nor any fiduciary of an Employee Plan has violated the requirements of Section 404 of ERISA. All required reports and descriptions of the Employee Plans (including Internal Revenue Service Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions and Summaries of Material Modifications) have been (when required) timely filed with the IRS, the U.S. Department of Labor or other Governmental Body and distributed as required, and all notices required by ERISA or the Code or any other Legal Requirement with respect to the Employee Plans have been appropriately given.

(e) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and Seller has no Knowledge of any circumstances that will or could result in revocation of any such favorable determination letter.

(f) There is no material pending or, to the Knowledge of Seller, threatened Proceeding relating to any Employee Plan, nor is there any basis for any such Proceeding. Neither Seller nor any fiduciary of an Employee Plan has engaged in a transaction with respect to any Employee Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Seller or Buyer to a Tax or penalty imposed by the Code or ERISA or a violation of Section 406 of ERISA. The Contemplated Transactions will not result in the potential assessment of a Tax or penalty under the Code or ERISA nor result in a violation of Section 406 of ERISA, except as contemplated by Section 5.1(c)(iii).

(g) Seller has maintained workers’ compensation coverage as required by applicable state law through purchase of insurance and not by self-insurance or otherwise except as disclosed to Buyer on Part 3.14(g).

(h) Except as required by Legal Requirements and as provided in Sections 5.1(c)(iii): (x) the consummation of the Contemplated Transactions will not accelerate the time of vesting or the time of payment, or increase the amount, of compensation or benefits due to any director, employee, officer, former employee or former officer of Seller, and there has been no communication whatsoever of any commitment by Seller to create any new Employee Plan that is not yet effective; and (y) there are no contracts or arrangements providing for payments that could subject any person to liability for tax under Section 4999 of the Code.

(i)  Seller has no obligations or potential liability for benefits to employees, former employees or their respective dependents following termination of employment or retirement under any of the Employee Plans that are Employee Welfare Benefit Plans.

(j) None of the Contemplated Transactions will result in an amendment, modification or termination of any of the Employee Plans. Except as further described in Part 3.14(j), no written or oral representations have been made to any employee or former employee of Seller promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for any period of time beyond the end of the current plan year (except to the extent of coverage required under COBRA). No written or oral representations have been made to any employee or former employee of Seller concerning the employee benefits of Buyer.

(l) No benefit under any Employee Plan has in the past or could give rise in the future to the payment of any amount that would not be deductible pursuant to the current provisions of the Code.

Section 3.15. Compliance With Legal Requirements; Governmental Authorizations.

(a) Seller is, and at all times since its inception has been, in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of any of the Assets except where the failure to comply would not reasonably be expected to have a Material Adverse Effect on Seller.

(b) No event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a material violation by Seller of, or a failure on the part of Seller to comply with, any Legal Requirement or (B) may give rise to any obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature with respect to any Legal Requirement.

(c) Seller has not received, at any time since its inception, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement or (B) any actual, alleged, possible or potential obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(d) Part 3.15(d) contains a complete and accurate list of each material Governmental Authorization that is held by Seller or that otherwise relates to the Business or the Assets.  Each Governmental Authorization listed or required to be listed in Part 3.15(d) is valid and in full force and effect. Seller is, and at all times since its inception has been, in compliance in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.15(d).  The Governmental Authorizations listed in Part 3.15(d) collectively constitute all of the Governmental Authorizations necessary to permit Seller to lawfully conduct and operate the Business in the manner in which it currently conducts and operates the Business and to permit Seller to own and use the Assets in the manner in which it currently owns and uses the Assets except where the failure to comply would not reasonably be expected to have a Material Adverse Effect on Seller.  Seller expressly disclaims any representation or warranty that the Governmental Authorizations listed in Part 3.15(d) are necessary or sufficient for the lawful conduct and operation of the Business by Buyer from and after the Closing.

Section 3.16. Legal Proceedings; Orders.

(a) Except as set forth in Part 3.16(a), there is no pending, and to Seller’s Knowledge threatened, Proceeding:

(i) by or against Seller or that otherwise relates to or may affect the Business, or the Assets; or

(ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.

To Seller’s Knowledge, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding. Seller has delivered to Buyer copies of all pleadings, correspondence and other documents relating to each Proceeding listed in Part 3.16(a). There are no Proceedings listed or required to be listed in Part 3.16(a) that could have a Material Adverse Effect on Seller.

(b) Except as set forth in Part 3.16(b):

(i) there is no Order to which Seller, the Business or any of the Assets is subject; and

(ii) To Seller’s Knowledge, no officer, director, agent or employee of Seller is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the Business.

(c) Except as set forth in Part 3.16(c):

(i) Seller is, and, at all times since its inception has been in compliance in all material respects with all of the terms and requirements of each Order to which it or any of the Assets is or has been subject;

(ii) No event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a material violation of or failure to comply with any term or requirement of any Order to which Seller or any of the Assets is subject; and

(iii) Seller has not received, at any time since its inception, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Seller or any of the Assets is or has been subject.

Section 3.17.  Financial Statements; Absence of Certain Changes and Events.

(a)   Financial Statements.

(i)  Attached to Part 3.17(a)(i) are the following unaudited financial statements of Seller (collectively, the “Annual Financial Statements”):

(A)    the balance sheets of Seller as of December 31, 2008, December 31, 2009 and December 31, 2010;

(B)  the statements of operations of Seller for the fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010; and

(C)  the cash flow statements of Seller for the fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010.

(ii)  Attached to Part 3.17(a)(ii) are the following unaudited interim financial statements of Seller (collectively, the “Interim Financial Statements”):

(A)  the unaudited balance sheet (“Latest Balance Sheet”) for Seller as of June 30, 2011 (the “Latest Balance Sheet Date”); and

(B)   the unaudited statement of operations for the quarterly period ended June 30, 2011; and

(C)   the cash flow statement for the quarterly period ended June 30, 2011.

(iii)  Each of the Annual Financial Statements and the Interim Financial Statements (collectively, the “Financial Statements”) is consistent with the books and records of Seller and fairly reflects in all material respects the financial condition, results of operations and cash flows of Seller as of the date and for the periods related thereto and have been prepared in accordance with GAAP applied on a consistent basis (except, in the case of the Annual Financial Statements and the Interim Financial Statements for the absence of footnote disclosure and, in the case of the Interim Financial Statements, for normal and immaterial year-end adjustments) throughout the periods covered thereby.

(b)  Absence of Certain Changes and Events.  Other than actions taken in furtherance of the sale of its assets or other business combination transaction involving it, since June 30, 2011, Seller has conducted its business only in the Ordinary Course of Business.  Since June 30, 2011, there has not been any event, whether individually or in the aggregate, which could reasonably be expected to have a Material Adverse Effect on Seller. Since June 30, 2011, there has not been (i) any sale, lease or other disposition of any asset or property of Seller necessary to operate the Business (including the Intellectual Property Assets) or the creation of any Encumbrance on any of the Assets (except for Permitted Encumbrances), (ii) any indication by any customer or supplier of an intention to prematurely discontinue or change the terms of its relationship with Seller; (iii) any entry into, termination of or receipt of notice of termination of any license, distributorship, dealer, sales representative, joint venture, credit or similar Contract relating to the Business; and (iv) any damage to or destruction or loss of any Asset, whether or not covered by insurance.

Section 3.18. Contracts; No Defaults.

(a) Except as set forth in Part 3.18(a), each Seller Contract listed on Exhibit 2.1 is in full force and effect, is valid and enforceable in accordance with its terms, is assignable by Seller to Buyer without the consent of any other Person, and, to the Knowledge of Seller, will upon completion or performance thereof not have a Material Adverse Effect on the Business or Assets.

(b) Except as set forth in Part 3.18(b):

(i) Seller is, and at all times has been, in compliance in all material respects with all applicable terms and requirements of each Seller Contract which is being assumed by Buyer;

(ii) to Seller’s Knowledge, each other Person that has or had any obligation or liability under any Seller Contract which is being assigned to Buyer is, and at all times has been, in compliance in all material respects with all applicable terms and requirements of such Seller Contract;

(iii) to Seller’s Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a Breach of, or give Seller or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Seller Contract that is being assigned to or assumed by Buyer; and

(iv) to Seller’s Knowledge no event has occurred or circumstance exists under or by virtue of any Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance affecting any of the Assets.

Section 3.19. Insurance.

(a) To the extent such items exist and pertain to the Assets or Assumed Liabilities, Seller has delivered to Buyer (i) accurate and complete copies of all policies of insurance (and correspondence relating to coverage thereunder), including pending applications, to which Seller is a party or under which Seller is or has been covered at any time since its inception, (ii) a description of any self-insurance arrangements, (iii) a list of any reserves for losses, (iv) accurate and complete copies of any contracts involving a transfer of the risk of loss, (v) accurate and complete copies of any obligations of Seller to insure Third Parties, and (vi) a summary of all loss experiences and claims made under any of the foregoing, a list of which is included in Part 3.19(a).

(b) All policies of insurance as described in Section 3.19(a)(i) are (i) valid, outstanding and enforceable, and (ii) to Seller’s Knowledge, issued by an insurer that is financially sound and reputable.

Section 3.20. Environmental Matters. Seller is, and at all times has been, in compliance in all material respects with, and has not been and is not in violation of or liable under, any Environmental Law. Seller does not have any basis to expect, nor has it or any other Person for whose conduct it is or may be held to be responsible received, any actual or threatened order, notice or other communication from (i) any Governmental Body or private citizen acting in the public interest or (ii) the current or prior owner or operator of any location where Seller currently or previously has conducted its business, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities.

Section 3.21. Employees.

(a) Seller has made available to Buyer a complete and accurate list of the following information for each employee of Seller that is engaged in the Business, including each employee on leave of absence or layoff status and each consultant or independent contractor that has provided services to Seller that are material to the Business or the development of the technology of the Business: employer; name; job title; date of hiring or engagement; date of commencement of employment or engagement; current compensation paid or payable and any change in compensation since December 31, 2009; sick and vacation leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Employee Plan, or any other employee or director benefit plan.

(b) No officer, director, agent, employee, consultant, or contractor of Seller that was or is engaged in the Business is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the Business, or (ii) to assign to Seller or to any other Person any rights to any invention, improvement, or discovery. No former or current employee, consultant or contractor of Seller is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or will affect the ability of Seller or Buyer to conduct the Business as heretofore carried on by Seller.

Section 3.22. Labor Disputes; Compliance.

(a) Seller has complied in all material respects with all Legal Requirements relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and other employment practices, the payment of social security and similar Taxes and occupational safety and health. Seller is not liable for the payment of any Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

(b) Except as disclosed in Part 3.22(b), (i) Seller has not been, and is not now, a party to any collective bargaining agreement or other labor contract; (ii) since December 31, 2008, there has not been, there is not presently pending or existing, there is not threatened, any strike, slowdown, picketing, work stoppage or employee grievance process involving Seller; (iii) no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute; (iv) there is not pending or, to Seller’s Knowledge, threatened against or affecting Seller any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Body, and there is no organizational activity or other labor dispute against or affecting Seller; (v) no application or petition for an election of or for certification of a collective bargaining agent is pending; (vi) no grievance or arbitration Proceeding with respect to any Legal Requirements described in Section 3.22(a) exists that might have an adverse effect upon Seller or the conduct of the Business; (vii) there is no lockout of any employees by Seller, and no such action is contemplated by Seller; and (viii) there has been no charge of discrimination filed against or threatened against Seller with the Equal Employment Opportunity Commission or similar Governmental Body.

Section 3.23. Intellectual Property Assets.

(a) The term “Intellectual Property Assets” means all intellectual property owned or licensed (as licensor or licensee) by Seller in which Seller has a proprietary interest, and which, whether directly or indirectly, are related to, used in connection with, or are or will form a part of the Business, including, but not limited to:

(i) Seller’s name, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications (collectively, “Marks”);

(ii) ) all patents and patent applications, and any continuation, divisional, renewal, substitute or reissue thereof, or any legal equivalent thereof in a foreign country, and all inventions and discoveries that may be patentable in the United States or any foreign country (collectively, “Patents”);

(iii) all registered and unregistered copyrights in both published works and unpublished works (collectively, “Copyrights”);

(iv) all know-how, trade secrets, confidential or proprietary information, customer lists, Software, technical information, data, process technology, plans, drawings and blue prints (collectively, “Trade Secrets”); and

(v) all rights in internet web sites and internet domain names presently registered to Seller (collectively “Domain Names”).

(b) Part 3.23(b) contains a complete and accurate list, and Seller has delivered to Buyer accurate and complete copies, of all Seller Contracts relating to the Intellectual Property Assets, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available Software programs under which Seller is the licensee. There are no outstanding and no threatened disputes or disagreements with respect to any such Contract.

(c) (i) Except as set forth in Part 3.23(c), the Intellectual Property Assets are all those necessary for the operation of the Business as it is currently conducted. Seller is the owner or licensee of all right, title and interest in and to each of the Intellectual Property Assets, free and clear of all Encumbrances, and has the right to use without payment to a Third Party all of the Intellectual Property Assets, other than in respect of licenses listed in Part 3.23(c).

(ii) Except as set forth in Part 3.23(c), all former employees of Seller since its inception, and all current employees of Seller have executed written Contracts with Seller that assign to Seller all rights to any inventions, improvements, discoveries or information relating to the Business.

(d) Seller has no Patents.

(e) (i) Part 3.23(e) contains a complete and accurate list of all Marks.

(ii) All Marks which have been registered with the United States Patent and Trademark Office are currently in compliance with all formal Legal Requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), and are valid and enforceable.

(iii) No Mark has been or is now involved in any opposition, invalidation or cancellation Proceeding and, to Seller’s Knowledge, no such action is threatened with respect to any of the Marks.

(iv) To Seller’s Knowledge, there is no potentially interfering trademark or trademark application of any other Person.

(v) No Mark is infringed or, to Seller’s Knowledge, has been challenged or threatened in any way. None of the Marks used by Seller infringes or is alleged to infringe any trade name, trademark or service mark of any other Person.

(vi) All products and materials containing a Mark bear the proper federal registration notice where permitted by law.

(f) (i) Part 3.23(f) contains a complete and accurate list of all registered Copyrights.

(ii) All of the registered Copyrights are currently in compliance with formal Legal Requirements, and are valid and enforceable.

(iii) No Copyright is infringed or, to Seller’s Knowledge, has been challenged or threatened in any way. None of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any Third Party or is a derivative work based upon the work of any other Person.

(iv) All works encompassed by the Copyrights have been marked with the proper copyright notice.

(g) (i) With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii) Seller has taken all reasonable precautions to protect the secrecy, confidentiality and value of all Trade Secrets (including the enforcement by Seller of a policy requiring each employee or contractor to execute proprietary information and confidentiality agreements substantially in Seller’s standard form, and all current and former employees and contractors of Seller have executed such an agreement).

(iii) Seller has good title to and an absolute right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature and, to Seller’s Knowledge, have not been used, divulged or appropriated either for the benefit of any Person (other than Seller) or to the detriment of Seller. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way or infringes any intellectual property right of any other Person.

(h) (i) Part 3.23(h) contains a complete and accurate list of all Domain Names.

(ii) All Domain Names have been registered in the name of Seller and are in compliance in all material respects with all formal Legal Requirements.

(iii) No Domain Name has been or is now involved in any dispute, opposition, invalidation or cancellation Proceeding and, to Seller’s Knowledge, no such action is threatened with respect to any Domain Name.

(iv) To Seller’s Knowledge, no Domain Name is infringed or, to Seller’s Knowledge, has been challenged, interfered with or threatened in any way. No Domain Name infringes, interferes with or, to Seller’s Knowledge, is alleged to interfere with or infringe the trademark, copyright or domain name of any other Person.

Section 3.24. Compliance With the Foreign Corrupt Practices Act and Export Control and Antiboycott Laws. Seller, and to Seller’s Knowledge its Representatives, have at all times acted in compliance with the Foreign Corrupt Practices Act. Seller has at all times been in compliance with all Legal Requirements relating to export control and trade embargoes. Seller has not violated the antiboycott prohibitions contained in 50 U.S.C. §2401 et seq. or taken any action that can be penalized under Section 999 of the Code.

Section 3.25. Brokers or Finders. Except as disclosed in Part 3.25, neither Seller, nor to Seller’s Knowledge any of its Representatives, have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Business, the Assets or the Contemplated Transactions.

Section 3.26. Relationship with Related Persons. Except as disclosed in Part 3.26, no Related Person of Seller has, or since Seller’s inception has had, any ownership interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the Business, other than as an owner of Seller’s equity securities.  Neither Seller nor any Related Person of Seller owns, or since Seller’s inception has owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has (a) had business dealings or a material financial interest in any transaction with Seller other than business dealings or transactions disclosed in Part 3.26, each of which has been conducted in the Ordinary Course of Business with Seller at substantially prevailing market prices and on substantially prevailing market terms or (b) engaged in competition with Seller with respect to any line of the products or services of Seller (a “Competing Business”) in any market presently served by Seller, except for ownership of less than one percent (1%) of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market. Except as set forth in Part 3.26, no Related Person of Seller is a party to any Contract with, or has any claim or right against, Seller.

Section 3.27. NO OTHER WARRANTIES OR REPRESENTATIONS.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS MODIFIED BY THE DISCLOSURE LETTER), NEITHER SELLER NOR ANY OF ITS REPRESENTATIVES MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, THE BUSINESS, THE ASSETS, THE ASSUMED LIABILITIES OR THE CONTEMPLATED TRANSACTIONS, AND SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SELLER OR ANY OF ITS REPRESENTATIVES.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SUBJECT TO THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III, (I) SELLER MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, CONCERNING THE ASSETS THAT ARE TANGIBLE PERSONAL PROPERTY, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY AS TO VALUE, QUANTITY, QUALITY, CONDITION, MERCHANTABILITY, SUITABILITY FOR USE, SALABILITY, OBSOLESCENCE, WORKING ORDER, VALIDITY OR ENFORCEABILITY, AND (II) BUYER

SPECIFICALLY ACKNOWLEDGES THAT NO WARRANTIES THAT ANY OF THE ASSETS THAT ARE TANGIBLE PERSONAL PROPERTY IS MERCHANTABLE OR FIT FOR ANY PARTICULAR PURPOSE ARE MADE OR SHOULD BE IMPLIED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.1. Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to conduct its business as it is now conducted.

Section 4.2. Enforceability; Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of each agreement and certificate to be executed or delivered by Buyer at Closing pursuant to Section 2.6(b) (the “Buyer’s Closing Documents”), each of Buyer’s Closing Documents will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer, as the case may be, in accordance with its respective terms. Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and Buyer’s Closing Documents and to perform its obligations under this Agreement and Buyer’s Closing Documents, and such action has been duly authorized by all necessary corporate action.

(b) Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to (i) any provision of Buyer’s Governing Documents; (ii) any resolution adopted by the board of directors or the stockholders of Buyer; (iii) any Legal Requirement or Order to which Buyer may be subject; or (iv) any Contract to which Buyer is a party or by which Buyer may be bound. Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.4  SEC Reports and Filings; Buyer Offering Materials.  Buyer’s (i) Annual Report on Form 10-K for the fiscal year ended February 28, 2011, filed with the SEC on May 16, 2011, (ii) Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2011, filed with the SEC on July 12, 2011, (iii) Registration Statement on Form S-1/A (SEC registration number 333-172865), declared effective by the SEC on June 10, 2011, and (iv) Current Reports on Form 8-K filed with the SEC since May 16, 2011 (all of the foregoing documents, collectively, the “SEC Documents”), including the financial statements contained therein, (i) complied with all applicable Legal Requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder, at and as of the times they were filed in all material respects, and (ii) did not at and as of the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Buyer Offering Materials (i) constitute the information required to be delivered to non-accredited investors pursuant to Rule 502 of Regulation D in order for Buyer’s issuance of the Aggregate Share Consideration to the Seller Noteholders and Seller Stockholders to be exempt from registration pursuant to Rule 506 of Regulation D, assuming the truth and accuracy of the Investor Representation Statements executed by the Seller Noteholders and Seller Stockholders, and (ii) do not, as of the dates and periods covered thereby, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.5. Certain Proceedings. There is no pending Proceeding that has been commenced against Buyer that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, this Agreement or any of the Contemplated Transactions.  To Buyer’s Knowledge, no such Proceeding has been threatened.

Section 4.6. No Reliance.  Buyer acknowledges that in making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, other than reliance on the representations, warranties, covenants and obligations of Seller explicitly set forth in this Agreement, Buyer has relied solely upon its (and its Representatives’) independent investigation, analysis and evaluation of Seller and of the Contemplated Transactions contemplated by this Agreement (including its own estimate and appraisal of the value of the Company and its financial conditions, assets, operations, and prospects).  Buyer confirms to Seller that (a) Buyer and its Representatives have had full opportunity to discuss, ask questions, and obtain data regarding the Company, this Agreement, and the transactions contemplated hereby of and with Seller and its Representatives, and (b) Buyer is sophisticated, knowledgeable, and capable of evaluating the matters set forth above.

Section 4.7. Capital Stock.  The Aggregate Share Consideration to be issued by Buyer pursuant to this Agreement, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and free and clear from any Encumbrance in respect of the issuance thereof, except as provided in this Agreement and except for Encumbrances created by or imposed upon the holder of such shares.  Such Aggregate Share Consideration will not be subject to any preemptive rights or other restrictions, except as provided in this Agreement, or under federal and applicable state securities laws.  Assuming the representations and warranties of each Seller Noteholder and Seller Stockholder in his, her or its Investor Representation Statement are true and correct, the shares of Augme Common Stock to be issued pursuant to this Agreement will be issued in compliance with applicable federal or state securities laws.

Section 4.8.  Code §368(a)(1)(C) Reorganization Status.

(a)      There is no present plan or intention for Buyer or any person related to Buyer (as defined in Reg. Sec. 1.368-(1)(e)(3)) to acquire or redeem, during the five-year period beginning on the Closing Date, any of the Aggregate Share Consideration issued in the transaction either directly or indirectly or through any transaction, agreement, or arrangement with any other Person.

(b)      Buyer has no present plan or intention to sell or otherwise dispose of any of the Assets.

(c)      Buyer has no present intention not to continue the historic business of Seller or not to use a significant portion of Seller’s business assets in Buyer’s business.

(d)      Buyer is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

Section 4.9  NO OTHER WARRANTIES OR REPRESENTATIONS.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV, NEITHER BUYER NOR ANY OF ITS REPRESENTATIVES MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO BUYER OR THE CONTEMPLATED TRANSACTIONS, AND BUYER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY BUYER OR ANY OF ITS REPRESENTATIVES.

ARTICLE V

ADDITIONAL COVENANTS

Section 5.1. Employees and Employee Benefits.

(a) Information on Active Employees. For the purpose of this Agreement, the term “Active Employees” shall mean all employees employed on the Closing Date by Seller for the Business who are employed exclusively in the Business as then conducted, including employees on temporary leave of absence, including family medical leave, military leave, temporary disability or sick leave, but excluding employees on long-term disability leave.

(b) Employment of Active Employees by Buyer.

(i) Not later than the Closing Date, Buyer shall offer employment to the current employees of Seller listed on Schedule 5.1(b) at the compensation rates and with the benefits set forth on Schedule 5.1(b) (any such employees who accept such offer of employment being referred to as the “Hired Active Employees”). Buyer shall have no obligation to offer employment to any employees whose employment had been terminated (voluntarily or involuntarily) or who have retired prior to the Closing Date.  Buyer shall inform Seller promptly of the identities of those Active Employees to whom it will not make employment offers.

(ii) Neither Seller nor any of its Related Persons shall solicit the continued employment of any Hired Active Employee after the Closing.

(iii) It is understood and agreed that (A) Buyer’s expressed intention to extend offers of employment as set forth in this section shall not constitute any commitment, Contract or understanding (expressed or implied) of any obligation on the part of Buyer to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those set forth in this Section and the Employment Agreements, and (B) unless otherwise specified in the Employment Agreements, employment offered by Buyer is “at will” and may be terminated by Buyer or by an employee at any time for any reason (subject to any written commitments to the contrary made by Buyer or an employee and Legal Requirements). Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any of the Hired Active Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of such employees, except as otherwise provided in the Employment Agreements.

(c) Salaries and Benefits.

(i) Seller shall be responsible for (A) the payment of all wages and other remuneration due to Active Employees with respect to their services as employees of Seller through the close of business on the Closing Date, including pro rata bonus payments and all vacation pay earned prior to the Closing Date, if any; and (B) the payment of any termination or severance payments if such employee is not a Hired Active Employee, provided that all Hired Active Employees shall waive in writing any and all termination or severance payments that would otherwise result from the termination of their employment by Seller.

(ii) Seller shall be liable for any claims made or incurred by Active Employees and their beneficiaries through the Closing Date under the Employee Plans. For purposes of the immediately preceding sentence, a charge will be deemed incurred, in the case of hospital, medical or dental benefits, when the services that are the subject of the charge are performed and, in the case of other benefits (such as disability or life insurance), when an event has occurred or when a condition has been diagnosed that entitles the employee to the benefit.

(iii)  Prior to the Closing Date, Seller may, in its sole discretion, accelerate some or all of the unvested stock options issued under Seller’s Equity Compensation Plan, in order that the Persons holding such options may exercise such options prior to the Closing Date.  Buyer shall be responsible for reimbursing all Persons whose stock options are so accelerated or who exercise options as a result of the Contemplated Transactions an aggregate amount up to $2,000,000, subject to downward adjustment as provided in Section 2.3(b)(iv) (the “Tax Liability Coverage Amount”), on a pro rata basis (based on Tax liability) as to each Person whose stock option is so exercised, to cover any U.S. federal or state Tax liability incurred by such Persons as a result of such acceleration or the exercise of options as a result of the Contemplated Transactions, any amounts payable pursuant to Section 4999 of the Code, or any Tax liability incurred as a result of the payment of the Tax Liability Coverage Amount.  Buyer shall make such reimbursement prior to the time when such Tax liability becomes due and payable pursuant to applicable Legal

Requirements, provided that Buyer receives evidence reasonably satisfactory to Buyer and its Tax counsel or accountant substantiating the amount of each such Person’s Tax liability resulting from such accelerated vesting.  The Tax Liability Coverage Amount is in addition to the Purchase Price, and any portion of the Tax Liability Coverage Amount not paid within thirty (30) days following the final determination of the Adjustment Amount Calculation pursuant to Section 2.3(b) as reimbursement as provided herein shall be added to the Purchase Price.  Buyer shall not assume any outstanding stock options or other equity incentive awards of Buyer.

(f) No Transfer of Assets. Neither Seller nor its Related Persons will make any transfer of pension or other employee benefit plan assets to Buyer.

(g) Terms of Employment. Subject to the provisions of Section 5.1(b)(i), Buyer will set its own initial terms and conditions of employment for the Hired Active Employees and others it may hire, including work rules, and future wage structure, all as permitted by law. Buyer is not obligated to assume any collective bargaining agreements under this Agreement. Seller shall be solely liable for any severance payment required to be made to its employees due to the Contemplated Transactions. Any bargaining obligations of Buyer with any union with respect to bargaining unit employees subsequent to the Closing, whether such obligations arise before or after the Closing, shall be the sole responsibility of Buyer.

(h) General Employee Provisions.

(i) Seller and Buyer shall give any notices required by Legal Requirements and take whatever other actions with respect to the plans, programs and policies described in this Section 5.1 as may be necessary to carry out the arrangements described in this Section 5.1.

(ii) Seller and Buyer shall provide each other with such plan documents and summary plan descriptions, employee data or other information as may be reasonably required to carry out the arrangements described in this Section 5.1.

(iii) If any of the arrangements described in this Section 5.1 are determined by the IRS or other Governmental Body to be prohibited by law, Seller and Buyer shall modify such arrangements to as closely as possible reflect their expressed intent and retain the allocation of economic benefits and burdens to the parties contemplated herein in a manner that is not prohibited by law.

(iv) Buyer shall not have any responsibility, liability or obligation, whether to Active Employees, former employees, their beneficiaries or to any other Person, with respect to any employee benefit plans, practices, programs or arrangements (including the establishment, operation or termination thereof and the notification and provision of COBRA coverage extension) maintained by Seller, except as provided in Section 5.1(c)(iii).

Section 5.2. Collection of Accounts Receivable.

(a) Seller shall cooperate with and assist Buyer in connection with the collection of the Accounts Receivable and shall take all actions reasonably requested by Buyer in connection therewith.  Following the Closing Date, if Seller receives any payment with respect to the Accounts Receivable it shall deliver such payment to Buyer in the form received within three (3) Business Days after its receipt thereof.  Seller shall not have any claims, defenses or rights to set-off with respect to any such payments.  Seller shall endorse or deposit any checks or other instruments received in payment of the Accounts Receivable.

(b)  In furtherance of Section 5.2(a), Seller, effective upon the Closing, constitutes and appoints Buyer and its successors and assigns the agent of Seller in the collection of the Accounts Receivable and the attorney-in-fact of Seller, with full power of substitution, to execute, sign, endorse, or deliver, in the name of Seller, receipts or any other document necessary to evidence, collect, or otherwise realize upon such Accounts Receivable, and to institute and prosecute, in the name of Seller or Buyer but on behalf of, and for the benefit of, Buyer, and at the expense of Buyer, all proceedings and actions that Buyer may deem desirable to collect, assert or enforce any claim, right or title of any kind in and to the Accounts Receivable, and to defend and compromise any and all actions, suits or proceedings that the owner of the Accounts Receivable is entitled to defend or compromise.  Seller agrees that the foregoing powers are coupled with an interest and are and shall be irrevocable by Seller in any manner and for any reason (including the dissolution of Seller).  In addition, Seller agrees to execute any further power-of-attorney that Buyer deems reasonably necessary or appropriate to give effect to this Section 5.2(b) and for Buyer to evidence, collect, or otherwise realize upon the Accounts Receivable.

(c) Neither of Sections 5.2(a) nor (b) shall apply to any Accounts Receivable assigned to Seller pursuant to Section 2.3(b)(i).

Section 5.3. Payment of Other Retained Liabilities. Seller shall pay, or make adequate provision for the payment, in full of all the Retained Liabilities and other Liabilities of Seller under this Agreement. If any such Liabilities are not so paid or provided for, or if Buyer reasonably determines that failure to make any payments will impair Buyer’s use or enjoyment of the Assets or conduct of the Business previously conducted by Seller with the Assets, Buyer may, at any time after the Closing Date, elect to make all such payments directly (but shall have no obligation to do so) and set off and deduct the full amount of all such payments from the Indemnification Escrow, as provided in Article VI, and the Tax Liability Coverage Amount.

Section 5.4. Exchange Act Reporting Requirements.  Buyer shall remain in compliance with its reporting obligations under the Exchange Act until the Seller Noteholders and Seller Stockholders may resell all the shares of Augme Common Stock acquired pursuant to this Agreement under Rule 144 under the Securities Act in transactions in which the requirements of paragraph (c)(1) of such Rule 144 are not applicable.

Section 5.5. Reports and Returns. Seller shall promptly after the Closing prepare and file all reports and returns required by Legal Requirements relating to the Business of Seller as conducted using the Assets, to and including the Effective Time.

Section 5.6. Assistance in Proceedings. Each party will cooperate with the other party and its counsel in the contest or defense of, and make available its personnel and provide any testimony and access to its books and Records in connection with, any Proceeding involving or relating to (a) any Contemplated Transaction or (b) any action, activity, circumstance, condition, conduct, event, fact, failure to act, incident, occurrence, plan, practice, situation, status or transaction on or before the Closing Date involving Seller, the Business, or the Assets.

Section 5.7. Noncompetition, Nonsolicitation and Nondisparagement.

(a) Noncompetition. For a period of five (5) years after the Closing Date, Seller shall not, anywhere in the United States, directly or indirectly invest in, own, manage, operate, finance, control, advise, render services to or guarantee the obligations of any Person engaged in or planning to become engaged in the businesses of the Business, provided, however, that Seller may acquire up to (but not more than) five percent (5%) of any class of the securities of any Person (but may not otherwise participate in the activities of such Person) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Exchange Act. The geographical area encompassed by this Agreement is due to the nature and scope of Buyer’s business offerings.

(b) Nonsolicitation. For a period of five (5) years after the Closing Date, Seller shall not, directly or indirectly:

(i) solicit the business of any Person who is a customer of Buyer;

(ii) cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of Buyer to cease doing business with Buyer, to deal with any competitor of Buyer or in any way interfere with its relationship with Buyer;

(iii) cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of Seller on the Closing Date or within the year preceding the Closing Date to cease doing business with Buyer, to deal with any competitor of Buyer or in any way interfere with its relationship with Buyer; or

(iv) hire, retain or attempt to hire or retain any employee or independent contractor of Buyer or in any way interfere with the relationship between Buyer and any of its employees or independent contractors.

(c) Nondisparagement. After the Closing Date, Seller will not disparage Buyer or any of Buyer’s stockholders, directors, officers, employees or agents.

(d) Modification of Covenant. If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Section 5.7(a) through (c) is invalid or unenforceable, then the parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 5.7 will be enforceable as so modified after the expiration of the time within which the judgment may be appealed. This Section 5.7 is reasonable and necessary to protect and preserve Buyer’s legitimate business interests and the value of the Assets and to prevent any unfair advantage conferred on Seller.

Section 5.8. Customer and Other Business Relationships. After the Closing, Seller will cooperate with Buyer in its efforts to continue and maintain for the benefit of Buyer those business relationships of Seller existing prior to the Closing and relating to the Business to be operated by Buyer after the Closing, including relationships with lessors, employees, regulatory authorities, licensors, customers, suppliers and others, and Seller will use Best Efforts satisfy the Retained Liabilities in a manner that is not detrimental to any of such relationships. Seller will refer to Buyer all inquiries relating to such business. Neither Seller nor any of its officers, employees, or agents shall take any action that would tend to diminish the value of the Assets after the Closing or that would interfere with the business of Buyer to be engaged in after the Closing.

Section 5.9. Retention of and Access to Records. After the Closing Date, Buyer shall retain for a period consistent with Buyer’s record-retention policies and practices (but for no less than five years) those Records of Seller delivered to Buyer. Buyer also shall provide Seller and its Representatives reasonable access thereto, during normal business hours and on at least three days’ prior written notice, to enable them to prepare financial statements, Tax Returns, or deal with Tax audits.  Until such time as Seller is dissolved as a corporate entity or three (3) years following the Closing Date, whichever occurs first, Seller shall provide Buyer and its Representatives reasonable access to Records that are related to any of the Excluded Assets, during normal business hours and on at least three (3) days’ prior written notice, for any reasonable purpose relating to the Contemplated Transactions, which purpose must be specified by Buyer in such notice.

Section 5.10. Further Assurances. The parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

Section 5.11. Conduct of Business Pending the Effective Time. At all times from the execution of this Agreement until the Effective Time, except as set forth in Schedule 5.11 or as expressly permitted elsewhere in this Agreement, Seller shall conduct the Business in the Ordinary Course of Business and in compliance in all material respects with all applicable Legal Requirements, and use Best Efforts in light of its available cash, to preserve substantially intact the Business and goodwill, keep available the services of its officers and employees and preserve the relationships with those Persons having business dealing with Seller with respect to the Business. Furthermore, except as set forth in Schedule 5.11 or as expressly permitted elsewhere in this Agreement, Seller agrees not to take any of the following actions without the prior written consent of Buyer:

(a) amend its Governing Documents;

(b) (i) issue, deliver, pledge, transfer, dispose of or encumber any shares of capital stock or other equity or voting interests of Seller or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests or any stock appreciate rights, “phantom” stock rights, performance units, rights to receive shares of capital stock or other rights that are linked to the value of Seller’s common stock or the value of Seller or any part thereof, provided, however, that none of the foregoing shall prohibit the issuance of Seller common stock upon the exercise of valid stock options outstanding as of the date of this Agreement or conversion of outstanding notes held by Seller Noteholders;

(ii) effect any stock split, stock combination, stock reclassification, reverse stock split, stock dividend, recapitalization or other similar transaction;

(c) except as described in Section 5.1(c)(iii), grant, confer or award any option, right, warrant, deferred stock unit, conversion right or other right not existing on the date hereof to acquire any of its shares capital stock or shares of deferred stock, restricted stock awards, restricted stock units, stock appreciation rights, “phantom” stock awards or other similar rights that are linked to the value of Seller’s common stock or the value of Seller or any part thereof (whether or not pursuant to any existing stock plan of Seller);

(d) (i) except to the extent required under existing plans or arrangements, increase any compensation or benefit of, or enter into or amend in any material respect any employment or severance agreement with any of Seller’s Representatives;

(ii) grant any bonuses (including grants of bonuses to new hires) to any of Seller’s Representatives;

(iii) adopt any new Employee Plan, or amend or modify any existing Employee Plan in any material respect, or, except as described in Section 5.1(c)(iii), accelerate the vesting of any compensation (including equity-based awards) for the benefit of any of Seller’s Representatives or grant or amend in any material respect any award under any existing Employee Plans;

(iv) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit;

(v) grant to any of Seller’s Representatives any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein;

(vi) hire or otherwise employ any individual other than in the Ordinary Course of Business; or

(vii) terminate any employee other than for cause, including misconduct or breach of Seller policies.

(e) (i) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock or other property or any combination thereof) with respect to any shares of its capital stock or other equity or voting interests, or

(ii) directly or indirectly adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any of its shares of capital stock of, or other equity or voting interest in, Seller, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with Tax withholdings and exercise price settlement upon the exercise of any outstanding stock options or the conversion of any Seller restricted stock units outstanding on the date of this Agreement;

(f) (i) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any material assets or properties of Seller related to the Business; or

(ii) mortgage or pledge any of the property or assets of Seller related to the Business, or subject any such property or assets to any other Encumbrance (except Permitted Encumbrances), other than, in the case of both (i) and (ii), in the Ordinary Course of Business;

(g) except in the Ordinary Course of Business, enter into, or amend or terminate any Seller Contract or any lease or sublease; provided that in no event shall Seller enter into any procurement contracts which require or involve the payment by Seller of more than $5,000 individually or $15,000 in the aggregate;

(h) (i) merge with, enter into a consolidation with or otherwise acquire a material portion of the outstanding equity interests in any Person or acquire any portion of the assets or business of any Person (or any division or line of business thereof) ; or

(ii) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, except, in the case of this clause (ii), in the Ordinary Course of Business; provided that no acquisitions that make it more difficult in any material respect to obtain any approval or authorization required in connection with the Contemplated Transactions hereby under any Legal Requirement or that would reasonably be expected to prevent, delay, or impede consummation of the Contemplated Transactions hereby shall be permitted without consent;

(i) create, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness of another Person, enter into any agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(j) create, incur or assume any Encumbrance affecting the Assets;

(k) (i) modify, amend, accelerate, terminate or cancel any Seller Contract,

(ii) enter into, amend or modify any agreement or arrangement with Persons that are “affiliates” (as such term is defined in Rule 144 under the Securities Act), or

(iii) enter into, extend or renew any contract which, if executed prior to the date of this Agreement, would have been required to be disclosed pursuant to Section 3.18, other than, in each case, in the Ordinary Course of Business;

(l) enter into, amend or modify any agreement which grants to any Person exclusive supply, manufacturing, production, marketing or distribution rights with respect to any products or technologies related to the Business;

(m) transfer or license on an exclusive basis to any Person any rights to the Intellectual Property Assets;

(n) sell, transfer, lease, license, sublicense, mortgage, pledge, encumber, grant or otherwise dispose of any Intellectual Property Assets or amend or modify in any respect any existing material agreements with respect to any Intellectual Property Assets;

(o) enter into any material agreement with respect to the Intellectual Property Assets or with respect to the intellectual property of any Third Party, other than, in the case of intellectual property of any Third Party, in the Ordinary Course of Business;

(p) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Seller;

(q) form any subsidiary;

(r) make any material Tax election or settle or compromise any material Tax Liability, if such election, settlement or compromise would have the effect of increasing the Tax Liability related to the Business for any period;

(s) materially reduce the amount of any insurance coverage provided by the existing insurance policies of Seller;

(t) settle, pay or discharge any litigation, investigation, or arbitration, other than the settlement, payment, discharge or satisfaction thereof in the Ordinary Course of Business as long as the amount paid to settle, pay or discharge such litigation, investigation or arbitration does not exceed $10,000;

(u) knowingly take or fail to take any action in breach of this Agreement for the purpose of (or which would be reasonably expected to) materially delaying or preventing the Contemplated Transactions (other than as required by Legal Requirements); and

(v) authorize any of, or commit, resolve, offer, agree or announce an intention to take any of, the foregoing actions or any other action inconsistent with the foregoing.

Section 5.12. Seller Stockholders’ Approval.

(a) Seller shall, in accordance with applicable Legal Requirements and Seller’s Governing Documents, take all action necessary to solicit a vote or written consent on a proposal to adopt and approve this Agreement and the Contemplated Transactions as soon as practicable following the date of this Agreement and in no event later than fifteen (15) days (or such other later date which the parties may agree upon in writing) after the date of this Agreement.

(b)  the board of directors Seller shall recommend that Seller Stockholders adopt and approve this Agreement, and Seller shall use its Best Efforts to obtain the Seller Stockholder Approval.

Section 5.13. Third Party Consents and Regulatory Approvals.  Subject to the terms and conditions of this Agreement, each of Buyer and Seller will use its Best Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Legal Requirements to consummate the Contemplated Transactions as soon as practicable after the date hereof, including:

(i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, approvals, permits, Tax rulings and authorizations necessary to be obtained from any third party or any Governmental Body in order to consummate the Contemplated Transactions; and

(ii) taking all reasonable steps as may be necessary to obtain all such material consents, clearances, waivers, licenses, registrations, permits, authorizations, Tax rulings, orders and approvals.

Section 5.14. Non-Solicitation.

(a) Upon execution of this Agreement, Seller shall and shall cause its Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to, or that may reasonably be expected to lead to, an Acquisition Proposal. Seller shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of Seller to promptly return or destroy all information, documents, and materials relating to the Acquisition Proposal or to Seller or its businesses, operations or affairs heretofore furnished by Seller or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person.

(b) Seller agrees that it shall not, and that it shall cause its Representatives not to, directly or indirectly, (i) initiate, solicit, or knowingly encourage or knowingly facilitate the submission of any inquiry, indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish any non-public information to any Person (other than Buyer) in connection with, an Acquisition Proposal, (iii) enter into any letter of intent or agreement related to an Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 5.15(c)), or (iv) approve or recommend an Acquisition Proposal.

(c) For purposes of this Agreement, “Acquisition Proposal” means any inquiry, indication of interest, proposal or offer for any transaction or series of related transactions involving (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Seller or the Business, (ii) a sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition of assets that constitute at least 15% of the Assets, taken as a whole, or (iii) a purchase or other acquisition (including by way of merger, consolidation, stock exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 15% or more of the voting power of Seller; provided, however, that the term “Acquisition Proposal” shall not include the Contemplated Transactions.

Section 5.15. Alternate Name Designation. On or before the Closing Date, Seller shall deliver a certificate to Buyer from the appropriate Governmental Body evidencing the termination of Seller’s name as “Hipcricket, Inc.” and shall cooperate with Buyer to secure such name designation for Buyer’s use.

ARTICLE VI

INDEMNIFICATION; REMEDIES

Section 6.1. Survival. Unless otherwise explicitly set forth in this Agreement, all representations and warranties, in this Agreement, the Disclosure Letter, the certificates delivered pursuant to Section 2.6 and any other certificate or document delivered pursuant to this Agreement shall be accurate as of the date of such certificate or document and as of the Closing date.  All covenants and obligations in this Agreement and any other document delivered pursuant to this Agreement shall survive the Closing for the period set forth within such covenants and obligations. No party may bring a claim under this Article VI for any Breach of any representation or warranty made in this Agreement after the first anniversary of the Closing Date.  No party may bring a claim under this Article VI for any Breach of any covenant or obligation under this Agreement after the first anniversary of the date on which such covenant expired or such obligation was to be performed.  The parties expressly intend to limit the statute of limitations that may otherwise be applicable to a cause of action under this Agreement, other than fraud.  The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations.

Section 6.2. Indemnification and Reimbursement by Seller. Seller will indemnify and hold harmless Buyer, and its employees, directors, Representatives, stockholders and subsidiaries (collectively, the “Buyer Indemnified Persons”), and will reimburse Buyer Indemnified Persons for any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses), whether or not involving a Third-Party Claim (collectively, “Damages”), arising from or in connection with:

(a) any Breach of any representation or warranty made by Seller in (i) this Agreement, (ii) the Disclosure Letter, (iii) Seller’s Closing Documents delivered pursuant to Section 2.6, (iv) any transfer instrument or (v) any other certificate, document, writing or instrument delivered by Seller pursuant to this Agreement;

(b) any Breach of any covenant or obligation of Seller in this Agreement or in any other certificate, document, writing or instrument delivered by Seller pursuant to this Agreement;

(c) any Liability arising out of the ownership or operation of the Assets prior to the Closing Date other than the Assumed Liabilities;

(d) any amount representing fees and expenses or other costs attributable to Seller arising out of or in connection with the Contemplated Transactions;

(e) any litigation pending or threatened on the Closing Date against Seller; or

(f) any Retained Liabilities.

Notwithstanding anything to the contrary set forth in this Agreement, the indemnification provided in this Article VI shall, absent fraud or willful misconduct, be the exclusive remedy available to the Buyer Indemnified Persons arising from or relating to any of the Contemplated Transactions, including (without limitation) in respect of any breach of or noncompliance with any provision of this Agreement by Seller or its Representatives, and the sole source for Damages which may be assessed against Seller pursuant to such indemnification shall be for Buyer to reclaim and cancel shares comprising the Indemnification Escrow in accordance with this Article VI or reduce any unpaid Tax Liability Coverage Amount by the amount of such Damages.

Section 6.3. Indemnification and Reimbursement by Buyer. Buyer will indemnify and hold harmless Seller, Seller Noteholders, Seller Stockholders, the Stockholder Representative and the Earnout Representative (collectively, the “Seller Parties”), and will reimburse Seller Parties, for any Damages arising from or in connection with:

(a) any Breach of any representation or warranty made by Buyer in this Agreement or in any certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

(b) any Breach of any covenant or obligation of Buyer in this Agreement or in any other certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

(c) any Liability arising out of the ownership or operation of the Assets after the Closing Date other than the Retained Liabilities; or

(d) any Assumed Liabilities.

Section 6.4. Indemnification Escrow. The stock certificates comprising the Indemnification Escrow shall be held by Buyer’s transfer agent, Manhattan Transfer Registrar Co., as escrow agent (the “Escrow Agent”), for the benefit of Seller Noteholders and Seller Stockholders (but subject to any claims of Buyer asserted pursuant to Section 6.2 and any adjustment to the Purchase Price contemplated by Section 2.3(b)) in accordance with an Escrow Agreement to be agreed upon prior to the Closing and then attached hereto as Exhibit 6.4 (the “Escrow Agreement”). The Indemnification Escrow shall be available to compensate Buyer pursuant to the indemnification obligations of Seller and for the Purchase Price adjustment contemplated by Section 2.3(b).  The IP Escrow (as defined below) shall be available to compensate buyer for any of the following:  (a) any Damages arising out of a Third Party Claim related to an alleged infringement by Seller, the Business, Seller Services or the use of the Intellectual Property Assets after Closing (which use is consistent with the use of such Assets by Seller prior to Closing) of the intellectual property rights of a Third Party, including, without limitation, a Third-Party Claim by a Closing Date Customer seeking indemnification from Buyer in connection with such a Third-Party Claim, (b) the purchase by Buyer, in its sole discretion, of a license to use the intellectual property of any Third-Party that alleges or has alleged an infringement by Seller, the Business, Seller Services or the Intellectual Property Assets of the intellectual property rights of such Third-Party, including, without limitation, the Third-Parties named in Part 3.16(a) of the Disclosure Letter, and (c) the purchase by Buyer, in its sole discretion, whether on its own behalf or on behalf of Seller, of general coverage liability insurance for a coverage period of two (2) years from the Closing Date to cover the costs of defending against any such Third Party Claim.

Section 6.5. Escrow Period; Release From Escrow

(a) The period in which the Indemnification Escrow is held shall terminate upon the one (1) year anniversary of the Closing Date as to all of the Indemnification Escrow except $770,000 worth of the Indemnification Escrow valued at the Augme Average Price as of the one (1) year anniversary date of the Closing Date (the “IP Escrow”), and the period in which the IP Escrow is held shall terminate upon the two (2) year anniversary of the Closing Date (each such period, as applicable, the “Escrow Period”); provided, however, that a portion of the Indemnification Escrow that is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate (as defined in Section 6.6) delivered to the Escrow Agent prior to termination of the applicable Escrow Period with respect to facts and circumstances existing prior to expiration of the applicable Escrow Period, shall remain deposited with the Escrow Agent until such claims have been resolved.

(b) Within three (3) Business Days after the end of the applicable Escrow Period (each such date, as applicable, the “Release Date”), the Escrow Agent shall release and deliver to the Seller Noteholders and Seller Stockholders the certificates comprising the portion of the Indemnification Escrow corresponding to such Escrow Period as provided in Section 6.5(a) above, less the number of shares necessary to cover any Damages described in an Officer’s Certificate delivered in accordance with Section 6.5(a) with respect to any pending but unresolved indemnification claims, valued at the Augme Average Price as of the last day of the applicable Escrow Period. Any shares held back as a result of the preceding sentence shall be released to the Seller Noteholders and Seller Stockholders or cancelled on the stock Records of Buyer (as appropriate) promptly upon resolution of each specific indemnification claim involved.

Section 6.6. Claims Upon Indemnification Escrow. Upon receipt by the Escrow Agent on or before the applicable Release Date of a certificate signed by any officer of Buyer (an “Officer’s Certificate”) stating that Damages are alleged to exist with respect to the indemnification obligations of Seller set forth in Section 6.2, and specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty, covenant or claim to which such item is related, the Escrow Agent shall, subject to the provisions of this Article VI, in its capacity as transfer agent of Buyer, cancel, as promptly as practicable, shares of out of the Indemnification Escrow having a value, at the Augme Average Price as of the delivery date of such Officer’s Certificate, equal to such Damages. The presentation of any Officer’s Certificate with respect to any indemnification obligation under Section 6.2 shall not limit the right of Buyer to submit one or more additional Officer’s Certificates with respect to the same or any other indemnification obligation.

Section 6.7. Objections to Claims.

(a) At the time of delivery of any Officer’s Certificate to the Escrow Agent, Buyer shall deliver a duplicate copy of such Officer’s Certificate to the Stockholder Representative.  For a period of 30 days after such delivery, the Escrow Agent shall make no cancellation of the Indemnification Escrow pursuant to Section 6.6 unless the Escrow Agent shall have received written authorization from the Stockholder Representative to make such delivery. After the expiration of such 30 day period, the Escrow Agent shall, in its capacity as transfer agent of Buyer, cancel on the stock Records of Buyer the applicable portion of the Indemnification Escrow in accordance with Section 6.6, provided that no such cancellation may be made if the Stockholder Representative shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent and to Buyer prior to the expiration of such 30-day period.

(b) In case the Stockholder Representative shall so object in writing to any claim or claims by Buyer made in any Officer’s Certificate, Buyer shall have 30 days to respond in a written statement to the objection of the

Stockholder Representative.  If after such 30-day period there remains a dispute as to any claims, the Stockholder Representative and Buyer shall attempt in good faith for 60 days to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and Buyer should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, if applicable, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall release or cancel, as the case may be, such portion of the Indemnification Escrow in accordance with the terms thereof.

(c) If no agreement can be reached after good faith negotiation between the parties pursuant to Section 6.7(b) then the Escrow Agent will release or cancel, as the case may be, the disputed portion of the Indemnification Escrow, only:

(i) in accordance with joint written instructions of Buyer and the Stockholder Representative; or

(ii) in accordance with a final, non-appealable order of a court of competent jurisdiction (a “Final Decision”). Any Final Decision will be accompanied by a legal opinion of counsel for the presenting party satisfactory to the Escrow Agent to the effect that the order is final and non-appealable. The Escrow Agent will act on such court order and legal opinion without further question.

Section 6.8. Third Party Claims Where Buyer Potentially Indemnified. In the event Buyer becomes aware of a Third-Party Claim or Damages which Buyer believes may result in a demand against the Indemnification Escrow or a claim for Damages pursuant to the indemnification provisions of Section 6.2 hereof, Buyer shall notify Seller of such claim. Buyer shall have the right to settle any such claim with the consent of the Stockholder Representative which shall not be unreasonably withheld so long as Seller, the Seller Noteholders, the Seller Stockholders and the Stockholder Representative will be fully released from such claim in connection with such settlement. In the event that Seller has consented to any such settlement, Seller shall have no power or authority to object under Section 6.7 or any other provision of this Article VI to the amount of any claim by Buyer against the Indemnification Escrow for indemnity with respect to such settlement. The following procedures shall apply to this Section 6.8:

(a) If within 30 days after receiving such notice, Seller gives written notice to Buyer stating it intends to defend against such claim or Damages at its own cost and expense, the defense (including the right to settle or compromise such action, subject to the consent of Buyer, which consent shall not be unreasonably withheld) of such matter, including selection of counsel (subject to the consent of Buyer, which consent shall not be unreasonably withheld) and the sole power to direct and control such defense, shall be by Seller and Seller shall make no payment in respect of such claim or Damages to any Third Party as long as Seller is conducting a good faith and diligent defense. In any such defense, Seller will consult with Buyer in connection with Seller’s defense, and Buyer shall make available all information and assistance that Seller may reasonably request and shall cooperate with Seller in such defense.

(b) In any such proceeding, Buyer shall have the right to retain its own counsel, and will pay the fees and expenses of such counsel, unless: (i) Seller and Buyer shall have mutually agreed to the contrary; (ii) Seller has failed within a reasonable time to retain counsel; or (iii) the named parties in any such proceeding (including any impleaded parties) include both Buyer and Seller and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. In any case specified in clauses (i), (ii) or (iii) of the preceding sentence, Seller will bear the fees and expenses of counsel retained by Buyer, it being understood that Seller shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for fees and expenses of more than one separate firm (in addition to any local counsel) for Buyer, and that all such fees and expenses shall be reimbursed by Seller as they are incurred. Any such separate counsel for which Buyer claims it is entitled to have Seller bear fees and expenses shall be designated in writing by Buyer. If in any such proceeding there shall be a settlement or final judgment for the plaintiff, Seller agrees to indemnify Buyer from and against any loss or liability by reason of such settlement or judgment, provided that if the proceeding is resolved by settlement, Seller has consented in writing to the settlement, which consent will not be unreasonably withheld. Notwithstanding the foregoing, if at any time Buyer shall have requested Seller to reimburse Buyer for fees and expenses of counsel as contemplated in this Section 6.8(b), Seller agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (x) such settlement is entered into more than 30 days after receipt by Seller of the request for reimbursement; and (y) Seller shall not have reimbursed Buyer in accordance with such request (other than due to a reasonable dispute as to the validity of such request) prior to the date of settlement.

(c) If no notice of intent to dispute and defend is given by Seller under Section 6.8(a), or if Seller fails or ceases to conduct a diligent good faith defense, Buyer shall, at the expense of Seller, undertake the defense of such claim or Damages with counsel selected by Buyer, and shall have the right to compromise or settle the same exercising reasonable business judgment.

Section 6.9. Third Party Claims Where Seller Parties Potentially Indemnified. In the event any Seller Party becomes aware of a Third-Party Claim or Damages which is believed may result in a claim for Damages pursuant to the indemnification provisions of Section 6.3 hereof, the Stockholder Representative shall notify Buyer of such claim. The Seller Parties shall have the right to settle any such claim with the consent of Buyer which shall not be unreasonably withheld so long as Buyer and its Representatives will be fully released from such claim in connection with such settlement. The following procedures shall apply to this Section 6.9:

(a) If within 30 days after receiving such notice, Buyer gives written notice to the Seller Parties stating it intends to defend against such claim or Damages at its own cost and expense, the defense (including the right to settle or compromise such action, subject to the consent of the Seller Parties, which consent shall not be unreasonably withheld) of such matter, including selection of counsel (subject to the consent of the Seller Parties, which consent shall not be unreasonably withheld) and the sole power to direct and control such defense, shall be by Buyer and Buyer shall make no payment in respect of such claim or Damages to any Third Party as long as Buyer is conducting a good faith and diligent defense. In any such defense, Buyer will consult with the Seller Parties in connection with Buyer’s defense, and the Seller Parties shall make available all information and assistance that Buyer may reasonably request and shall cooperate with Seller in such defense.

(b) In any such proceeding, the Seller Parties shall have the right to retain its/their own counsel, and will pay the fees and expenses of such counsel, unless: (i) the Seller Parties and Buyer shall have mutually agreed to the contrary; (ii) Buyer has failed within a reasonable time to retain counsel; or (iii) the named parties in any such proceeding (including any impleaded parties) include both Buyer and the Seller Parties and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. In any case specified in clauses (i), (ii) or (iii) of the preceding sentence, Buyer will bear the fees and expenses of counsel retained by the Seller Parties, it being understood that Buyer shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for fees and expenses of more than one separate firm (in addition to any local counsel) for the Seller Parties, and that all such fees and expenses shall be reimbursed by Buyer as they are incurred. Any such separate counsel for which any Seller Party claims it is entitled to have Buyer bear fees and expenses shall be designated in writing by the Seller Parties. If in any such proceeding there shall be a settlement or final judgment for the plaintiff, Buyer agrees to indemnify the Seller Parties from and against any loss or liability by reason of such settlement or judgment, provided that if the proceeding is resolved by settlement, Buyer has consented in writing to the settlement, which consent will not be unreasonably withheld. Notwithstanding the foregoing, if at any time the Seller Parties shall have requested Buyer to reimburse the Seller Parties for fees and expenses of counsel as contemplated in this Section 6.9(b), Buyer agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (x) such settlement is entered into more than 30 days after receipt by Buyer of the request for reimbursement; and (y) Buyer shall not have reimbursed the Seller Parties in accordance with such request (other than due to a reasonable dispute as to the validity of such request) prior to the date of settlement.

(c) If no notice of intent to dispute and defend is given by Buyer under Section 6.9(a), or if Buyer fails or ceases to conduct a diligent good faith defense, the Seller Parties shall, at the expense of the Seller Parties, undertake the defense of such claim or Damages with counsel selected by the Seller Parties, and shall have the right to compromise or settle the same exercising reasonable business judgment.

ARTICLE VII

CONFIDENTIALITY

Section 7.1. Definition of Confidential Information. As used in this Article VII, the term “Confidential Information” means any and all of the following information of Seller or Buyer that has been or may hereafter be disclosed in any form, whether in writing, orally, electronically or otherwise, or otherwise made available by observation, inspection or otherwise by either party (Buyer, on the one hand, or Seller, on the other hand) or its Representatives (collectively, a “Disclosing Party”) to the other party or its Representatives (collectively, a “Receiving Party”): (i) all information that is a trade secret under applicable trade secret or other law; (ii) all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer hardware, Software and computer software and database technologies, systems, structures and architectures; (iii) all information concerning the business and affairs of the Disclosing Party (which includes historical and current financial statements, financial projections and budgets, Tax Returns and accountants’ materials, historical, current and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client and customer lists and files, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented), and all information obtained from review of the Disclosing Party’s documents or property or discussions with the Disclosing Party regardless of the form of the communication; (iv) all notes, analyses, compilations, studies, summaries and other material prepared by the Receiving Party to the extent containing or based, in whole or in part, upon any information included in the foregoing; and (v) the existence of this Agreement or any of the terms of this Agreement or the Contemplated Transactions.

Section 7.2. Restricted Use of Confidential Information. Each Receiving Party acknowledges the confidential and proprietary nature of the Confidential Information of the Disclosing Party and agrees that such Confidential Information (i) shall be kept confidential by the Receiving Party; (ii) shall not be used for any reason or purpose other than to consummate the Contemplated Transactions; and (iii) without limiting the foregoing, shall not be disclosed by the Receiving Party to any Person, except in each case as otherwise expressly permitted by the terms of this Agreement or with the prior written consent of the Disclosing Party. From and after the Closing, the provisions of this Article VII shall not apply to or restrict in any manner Buyer’s use of any Confidential Information of Seller relating to any of the Assets or the Assumed Liabilities. Notwithstanding the foregoing, the Receiving Party may disclose Confidential Information to the Receiving Party’s attorneys and accountants.

Section 7.3. Exceptions. Notwithstanding Section 7.1 above, Confidential Information shall not include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the Company; (ii) becomes publicly known and made generally available after disclosure by the Company to the Receiving Party through no action or inaction of the Receiving Party; (iii) is already in the possession of the Receiving Party at the time of disclosure by the Company as shown by the Receiving Party’s files and records immediately prior to the time of disclosure; (iv) is obtained by the Receiving Party from a Third Party without a breach of such third party’s obligations of confidentiality; (v) is required by law to be disclosed by the Receiving Party, provided that the Receiving Party gives the Company prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Effective Time, whether before or after Seller Stockholder Approval:

(a) by mutual written consent of Seller and Buyer;

(b) by either Buyer or Seller if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable order, decree, judgment, injunction or ruling or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the Contemplated Transactions; provided that the party seeking to terminate this Agreement shall have used its Best Efforts to have such order, decree, judgment, injunction or ruling lifted if and to the extent required by Section 5.13;

(c) by either Buyer or Seller if the Contemplated Transactions shall not have been consummated on or before October31, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party if such party failed in any material respect to perform any of its obligations under this Agreement or otherwise violated this Agreement in any material respect;

(d) by Buyer, in the event that Seller shall have (i) failed to receive Seller Stockholder Approval, (ii) had an order, injunction, judgment, ruling or decree, or other legal restraint or prohibition issued by any court of competent jurisdiction, or Governmental Body preventing the consummation of the Agreement and the Contemplated Transactions, (iii) breached or failed to perform in any material respect any of its covenants or obligations required to be performed by it under this Agreement or (iv) materially breached any representation or warranty contained herein, or if a representation or warranty of Seller shall have become untrue, which has not been cured within fifteen (15) calendar days following notice by Buyer, or if the Termination Date is less than fifteen (15) calendar days from the notice by Buyer, has not been or cannot reasonably be expected to be cured by the Termination Date; provided that Buyer is not in material breach of any representation, warranty or covenant contained in this Agreement;

(e) by Seller, in the event that Buyer shall have (i) breached or failed to perform in any material respect any of its covenants or obligations required to be performed by it under this Agreement or (ii) materially breached any of its representations or warranties, in either case which breach or failure would reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions and is either incurable or, if curable, is not cured by Buyer within fifteen (15) calendar days following notice by Seller or, if the Termination Date is less than fifteen (15) calendar days from the notice by Seller, has not been or cannot reasonably be expected to be cured by the Termination Date; provided at the time of the delivery of such written notice Seller is not in material breach of any representation, warranty or covenant contained in this Agreement;

(f) by either Buyer or Seller if Seller shall have failed to obtain Seller Stockholder Approval prior to the Termination Date; or

(g)  by either Buyer or Seller upon written notice to the other in the event either party determines that it is not satisfied, in its sole discretion, with the results of its due diligence review of the other.

(h)  upon written notice by Buyer to Seller if any investment banking firm engaged by Buyer disapproves the Contemplated Transactions.

Section 8.2 Effect of Termination.  In the event of a termination and abandonment of this Agreement by either Buyer or Seller as provided in Section 8.1, this Agreement shall immediately become void and have no effect, and none of Buyer, Seller, any of their respective Representatives shall have any liability or obligation of any nature whatsoever hereunder, or in connection with the Contemplated Transactions, except that such obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement. Notwithstanding the foregoing, neither of Buyer or Seller shall be relieved or released from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by such party or such party’s stockholders) arising out of its intentional breach of any provision of this Agreement or any other agreement delivered in connection herewith, or any fraud and provided further, that in circumstances where Seller or Buyer is obligated to consummate the Contemplated Transactions, the failure by such party to consummate the Contemplated Transactions in accordance with the provisions hereof shall be deemed an intentional breach by such party of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Expenses. Each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of its Representatives.

Section 9.2. Public Announcements. Any public announcement, press release or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer determines, provided that it is understood and agreed that Buyer and Seller shall consult with each other in good faith regarding the content and form of any press release or other announcement or disclosure relating to the Contemplated Transactions.

Section 9.3. Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses or facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address or facsimile number or person as a party may designate by notice to the other parties):

Seller:

Hipcricket, Inc.

11241 Slater Avenue NE, Suite 201

Kirkland, WA 98033

Fax:

Attn: CEO

With a copy to:

Vandeberg Johnson & Gandara, LLP
One Union Square, Suite 2424
600 University Street
Seattle, WA 98101-1192
Fax:  (206)-464-0484
Attention:  Daren Nitz, Esq.

Buyer:

Augme Technologies, Inc.

43 W 24th St.

11th Floor

New York, NY 10010

Fax:

Attn: CEO

With a copy to:

Richardson & Patel, LLP

750 Third Avenue, 9th Floor

New York, NY 10017

Fax:  (917) 591-6898
Attn: Kevin Friedmann, Esq.

Section 9.4. Jurisdiction; Venue. Any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction may be brought in the state or federal courts located in the Borough of Manhattan, City of New York, New York and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction in any other court.

Section 9.5. Enforcement of Agreement. Each party hereto acknowledges and agrees that the other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any Breach of this Agreement by either party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which each party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent Breaches or threatened Breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

Section 9.6. Waiver; Extension; Remedies Cumulative. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the approval and adoption of this Agreement by Seller Stockholders, no extension or waiver of this Agreement or any portion thereof shall be made which by any Legal Requirement requires further approval of the stockholders of Seller without obtaining such approval. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure or delay to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.7. Entire Agreement and Modification. This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (including any letter of intent and any confidentiality agreement between Buyer and Seller) and constitutes (along with the Disclosure Letter, Exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment; provided, however, that after approval and adoption of this Agreement by Seller Stockholders, no amendment of this Agreement shall be made which by Legal Requirement requires further approval by the stockholders of Seller without obtaining such approval.

Section 9.8. Disclosure Letter.

(a) The information in the Disclosure Letter constitutes (i) exceptions to particular representations, warranties, covenants and obligations of Seller as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. If there is any inconsistency between the statements in this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

(b) The statements in the Disclosure Letter relate only to the provisions in the Section of this Agreement to which they expressly relate and not to any other provision in this Agreement.

(c) Any disclosures contained in the Disclosure Letter which refer to a document are qualified in their entirety by reference to the text of such document, a true and complete copy of which has been included in the due diligence information supplied to Buyer.

(d) Seller may amend or supplement the Disclosure Letter and schedules of this Agreement prior to the Closing, provided that Buyer may reject, in its sole discretion, any such supplements or amendments to the Disclosure Letter or schedules and thereupon exercise its termination right under Section 8.1(g) unless Seller withdraws such proposed supplement or amendment.

Section 9.9. Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 9.9.

Section 9.10. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 9.11. Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Articles,” “Sections” and “Parts” refer to the corresponding Articles, Sections and Parts of this Agreement and the Disclosure Letter.

Section 9.12. Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 9.13. Governing Law. This Agreement will be governed by and construed under the laws of the State of Delaware without regard to conflicts-of-laws principles that would require the application of any other law.

Section 9.14. Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or email transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or email shall be deemed to be their original signatures for all purposes.

Section 9.15. Construction. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE X

STOCKHOLDER REPRESENTATIVE

Section 10.1. Appointment.  To efficiently administer Seller’s post-Closing obligations and rights under this Agreement, including the defense and/or settlement of any claims for indemnity by Buyer pursuant to Article VI, Daren Nitz is hereby appointed to serve as the representative of the Seller Noteholders and Seller Stockholders (the “Stockholder Representative”).  The Stockholder Representatives shall have full power and authority to make all decisions relating to the defense and/or settlement of any claims for which Buyer may claim to be entitled to indemnity pursuant to Article VI, all decisions and actions relating to any adjustment to the Purchase Price or Aggregate Share Consideration and otherwise to act on behalf of the Seller Noteholders and Seller Stockholders in all respects with respect to this Agreement, including, without limitation, the amendment or termination of such agreements.  All decisions and actions by the Stockholder Representative shall be binding upon all the Seller Noteholders and Seller Stockholders, and no Seller Noteholders or Seller Stockholders shall have the right to object to, dissent from, protest or otherwise contest the same.  In the event of the death, incapacity or resignation of the Stockholder Representative, the Seller Stockholders holding a majority of the voting capital stock of Seller immediately prior to the Effective Time (the “Majority Stockholders”) shall promptly appoint a substitute Stockholder Representative; provided, however, in no event shall a Stockholder Representative resign without the Majority Stockholders having first appointed a substitute Stockholder Representative who shall assume such duties immediately upon the resignation of such Stockholder Representative.  From and after such time when Seller dissolves itself as a corporation and continuing until the first anniversary of the Closing (or such longer time as any portion of the Indemnification Escrow remains deposited with the Escrow Agent in accordance with Section 6.5), the Stockholder Representative shall be authorized and obligated to act on behalf of Seller in order to fulfill all of Seller’s covenants set forth in Article V (other than Section 5.7) that survive the Closing, including without limitation, Section 5.10.  By his signature below, the Stockholder Representative agrees to fulfill such obligation for the period specified.

Section 10.2. Decisions Final.  Buyer shall have no right to object to, protest or otherwise contest any matter related to the procedures for action being taken by the Stockholder Representative as between the Stockholder Representative and the Seller Noteholders and Seller Stockholders.  Buyer hereby waives any claims it may have or assert, including those that may arise in the future, against any Stockholder Representative or any of his affiliates (other than Seller) that relate to such Stockholder Representative’s role as such, including any claims for any action or inaction taken or not taken by the Stockholder Representative in connection herewith.

Section 10.3. Binding Relationship.  Each Seller Noteholder and Seller Stockholder that accepts payment of consideration in respect of this Agreement shall be deemed, by such acceptance of payment, to have agreed that (i) the provisions of this Article X are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies such Seller Noteholder or Seller Stockholder may have in connection with the transactions contemplated by this Agreement, (ii) the remedy at law for any breach of the provisions of this Article X would be inadequate, (iii) such Seller Noteholders or Seller Stockholder shall be entitled to temporary and permanent injunctive relief without the necessity of proving damages if such Seller Noteholder or Seller Stockholder brings an action to enforce the provisions of this Article X and (iv) the provisions of Article X shall be binding upon such Seller Noteholder and Seller Stockholder and the successors and assigns of such Seller Noteholder or Seller Stockholder.  In addition, each Seller Noteholder and Seller Stockholder that accepts payment of consideration in respect of this Agreement shall be deemed, by such acceptance of payment, to:

(a) have waived any claims he, she or it may have or assert, including those that may arise in the future, against any Stockholder Representative and any of his affiliates, for any action or inaction taken or not taken by the Stockholder Representative in connection therewith; and

(b) have agreed to his or her portion, if any, of the Indemnification Escrow be paid by Buyer to the Escrow Agent and disbursed by the Escrow Agent in accordance with the operative agreement governing the escrow.

Section 10.4. Notices.  Any notice or communication delivered by Buyer to the Stockholder Representative shall, as between Buyer, on the one hand, and the Seller Noteholders and Seller Stockholders, on the other hand, be deemed to have been delivered to all Seller Noteholders and Seller Stockholders.  Buyer shall be entitled to rely exclusively upon any communication or writings given or executed by the Stockholder Representative in connection with any claims for indemnity and shall not be liable in any manner whatsoever for any action taken or not taken in reliance upon the actions taken or not taken or communications or writings given or executed by the Stockholder Representative.  Buyer shall be entitled to disregard any notices or communications given or made by the Seller Noteholders and/or Seller Stockholders (other than the Stockholder Representative, if applicable) in connection with any claims for indemnity unless given or made through the Stockholder Representative.

Section 10.5. Stockholder Representative Expenses.  In the event that the Stockholder Representative determines to hire or retain any attorneys, accountants or other subject matter experts or to incur any third party costs or expenses in connection with any dispute resolution process on the Seller Stockholders’ behalf, all such fees, costs and expenses shall be the sole responsibility of the Seller.  Further, all fees, costs, expenses or other liabilities payable by Seller or the Stockholder Representative to the Escrow Agent in accordance with the Escrow Agreement (including, without limitation, pursuant to any indemnity for the benefit of the Escrow Agent thereunder) shall be the sole responsibility of the Seller.  In the event that any travel by the Stockholder Representative or his agents is reasonably required in connection with the performance of his obligations under this Agreement or the Stockholder Representative directly pays any costs or expenses for which he is entitled to reimbursement, the Stockholder Representative shall be reimbursed for all such reasonable expenses in the same manner as if such expenses were third party expenses under the terms set forth herein.  On the initial Release Date, or such later date when all indemnification claims made by Buyer pursuant to Article VI hereof shall have been finally resolved in accordance therewith, the Stockholder Representative shall have the right to recover reasonable expenses incurred by the Stockholder Representative in connection herewith by receiving shares out of the portion of the Indemnification Escrow to be released upon the initial Release Date valued at the Augme Average Price as of such date, following any distribution thereof to Buyer, but prior to any distribution thereof to Seller Stockholders, and prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Stockholder Representative expenses actually incurred.

Section 10.6  Limitation of Liability.  In addition to all the protections and rights granted to the Stockholder Representative in Article VI hereof, to the maximum extent permissible by applicable law, the Stockholder Representative (and any successor to the Stockholder Representative) will incur no personal liability to Buyer, Seller or Seller Stockholders with respect to any action or inaction taken or failed to be taken in connection with his services as the Stockholder Representative, except with respect to his own willful misconduct, gross negligence or bad faith.  The Stockholder Representative may rely in good faith conclusively upon information, reports, statements and opinions prepared by professionals hired or retained by the Stockholder Representative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first written above.

BUYER:		SELLER:
Augme Technologies, Inc.		Hipcricket, Inc.

By:	/s/ Paul Arena	By:	/s/ Ivan Braiker
	Paul Arena		Ivan Braiker
	Chief Executive Officer		Chief Executive Officer

ACKNOWLEDGED AND AGREED SOLELY FOR PURPOSES OF ARTICLE X BY:

STOCKHOLDER REPRESENTATIVE:

/s/ Daren Nitz
Daren Nitz

The following exhibits and schedules to this Asset Purchase Agreement, to the extent available upon the signing hereof, have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the Buyer undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the Commission.

Exhibit 2.1 — Seller Contracts approved by Buyer

Exhibit 2.3(g) — Earnout Payment Allocation

Exhibit 2.6(a)(i)(A) — Form of Bill of Sale

Exhibit 2.6(a)(i)(B) — Form of Assignment and Assumption Agreement

Exhibits 2.6(a)(i)(C)(1)-(3) — Forms of IP Assignments

Exhibit 2.6(a)(i)(E) — List of Required Consents to Seller Contracts

Exhibit 2.6(a)(i)(I) — Form of Investor Representation Statement

Exhibit 2.6(a)(i)(K)(1) — Form of Ivan Braiker Employment Agreement

Exhibit 2.6(a)(i)(K)(2) — Form of Eric Harber Employment Agreement

Exhibit 2.6(a)(i)(O) — Seller Noteholder Conversion Notice and Release

Exhibit 2.6(d) —  Clawback Escrow Allocation

Exhibit 6.4 — Form of Escrow Agreement

Schedule 2.3(a) — Aggregate Share Consideration Allocation

Schedule 2.3(c) — Closing Date Customers

Schedule 2.6(c) — Indemnification Escrow Allocation

Schedule 2.6(d) — Clawback Escrow Allocation

Schedule 5.1(b) — Seller Current Employee List

Schedule 5.11 — Ordinary Course of Business

Hipcricket Disclosure Letter

Exhibit 99.1

Contact:

For Augme Technologies, Inc.

Investor Relations Contact:	Public Relations Contacts:
Stephanie Prince / Jody Burfening	Rachel Carr, SVP
Lippert/Heilshorn & Associates, Inc.	DKC Public Relations
(212) 838-3777	(212) 981-5253
sprince@lhai.com or ir@augme.com	rachel_carr@dkcnews.com

Ed Harrison
fama PR
(617) 758-4144
ed@famapr.com

Augme Technologies Enters into Agreement to Purchase Assets of Mobile Marketing and Advertising Leader Hipcricket

Combined Entity to Provide One-Stop Mobile Marketing Solutions For Consumer Brands, Agencies, Pharmaceutical/Health and Media Companies

NEW YORK, NY — (August 4, 2011) - Augme Technologies, Inc. (OTCBB: AUGT) (“Augme”), a leader in full service mobile marketing solutions utilizing patented technology that enables the world’s largest brands to plan, build, deploy and track mobile marketing campaigns with their target audiences, today announced that it has signed a definitive agreement to purchase substantially all the assets and the business of Hipcricket, Inc., a leading mobile marketing and advertising firm headquartered near Seattle, Washington.  The acquisition, which is subject to Hipcricket shareholder approval, Augme’s investment banker approval and final due diligence, is expected to close at the end of August 2011.  The purchase price of $44.5 million will be comprised of $6 million in cash and $38.5 million in Augme common stock.  In addition, the transaction calls for a twelve-month earn-out payment valued at up to an additional $27.5 million, which may be paid in cash or stock at Augme’s discretion provided that the transaction remains a tax-free reorganization. Concurrently with the closing of the acquisition, Augme expects to hire all of Hipcricket’s employees and the current Hipcricket team will continue to service Hipcricket’s business.

Following completion of the purchase, Augme believes that it will be the preeminent end-to-end mobile marketing solution provider for consumer brands, agencies, pharmaceutical/health, and media companies.  The combined companies’ client roster is expected to include over 300 customers, including:

•                  ten of the world’s top twenty pharmaceutical companies;

•                  six of the largest media companies in the world;

•                  four of the largest advertising agencies in the world;

•                  three of the leading fast service restaurant groups in the world; and

•                  one of the largest food companies in the world.

“The agreement to acquire the assets of Hipcricket follows our previously announced acquisition of JAGTAG, which was completed on July 22, 2011,” noted Paul Arena, Chief Executive Officer of Augme Technologies, Inc. “We expect the complementary resources of Augme, JAGTAG and Hipcricket, when combined, will allow Augme to provide the most powerful best-of-breed mobile marketing solutions to global brand name leaders, backed by strong intellectual property portfolios, including patented technology and software-as-a-service, (“SaaS”) technology platforms.”

Since 2004, Hipcricket has empowered brands, agencies and media properties to engage customers, drive loyalty and increase sales through marketing solutions that target mobile devices. Hipcricket’s customers have connected with consumers across every mobile channel, including SMS, 2D/QR codes, MMS, mobile websites, advertising networks, social media and branded applications. Hipcricket’s proven SaaS platform, strategic and tactical marketing services and experienced account management teams have delivered significant measurable benefits via over 100,000 campaigns in more than two dozen industries for such customers as Macy’s, MillerCoors, Nestle, KFC, Simon Properties, The American Cancer Society, NBC and Clear Channel. Hipcricket also created the first comprehensive permission-based mobile ad network that taps into mass market buying power by targeting customers via location and highly-specific demographic information utilizing SMS, display, rich media and video technologies.

Hipcricket executed its 100,000th campaign this spring, with the pace of activity accelerating dramatically since the company was founded in 2004. Hipcricket has enjoyed double-digit percentage growth in the number of campaigns processed each month, with 10 percent monthly growth on average during the first half of 2011.

Following the pending purchase of Hipcricket and the recently completed acquisition of JAGTAG, Augme will have significantly broadened and strengthened the capabilities of its industry-leading management team.  Paul Arena will remain Chief Executive Officer of Augme, while Hipcricket’s founder and Chief Executive Officer Ivan Braiker will be appointed President and will join Augme’s board of directors.  Eric Harber, President and Chief Operating Officer of Hipcricket, will join Augme’s management team as Chief Operating

Officer.  Phillip Rapp, previously Chief Operating Officer of Augme will become Executive Vice President of Strategic Planning.  Following Augme’s recent acquisition of JAGTAG, the former CEO of that company, Ed Jordan, was named Chief Financial Officer of Augme.  This well-rounded senior management team has more than 200 years of combined experience in brand marketing, social media, Internet, telecommunications, advertising, customer relationship management technology and data analytics in a number of industries that are relevant to Augme’s strategic business objectives.

“Gartner has estimated that worldwide spending on mobile advertising will double in 2011 to $3.3 billion, from $1.6 billion in 2010, and should reach $20.6 billion by the year 2015,” added Arena. “As the mobile marketing industry matures, we believe companies that can provide a comprehensive array of effective mobile solutions, built upon robust technology platforms and best of breed strategic services will become more attractive to global, national and regional brand-name leaders.  By positioning itself to become the preeminent one-stop mobile marketing provider, we believe that, in combination with Hipcricket and JAGTAG, Augme will be ideally situated to take advantage of these industry trends.  We are well-positioned to exploit and support rapid industry growth through the pursuit of cross-selling opportunities and the leveraging of our comprehensive portfolio of superior technology solutions.  When combined with a strong and growing IP position, we believe Augme is poised to deliver enhanced value to our shareholders in coming years.”

“Hipcricket shares a vision with Augme of providing brands, agencies and partners with the most powerful selection of mobile marketing products, services, strategies and experience to enable them to drive sales, encourage interactive customer engagement and build brand loyalty,” Braiker said. “The companies’ offerings are complementary, and we are excited about the additional depth and scale we can now bring to our existing and new clients.  We continue to see innovation driving business results through the mobile channel.”

Ivan Braiker, (age 60) is a pioneer in integrating new and traditional media and has over 30 years of executive management experience in broadcasting and media.  Earlier in his career, he earned Billboard Magazine’s Trendsetter of the Year award. He is the co-founder and Chief Executive Officer of Hipcricket where he has held that position since August 2004.  Previously, from 2002 to 2003 he held the position of President of Streamline Publishing and was co-founder and President of New Northwest Broadcasters from 1998 through 2002. Mr. Braiker has founded, led and taken companies public. He is a frequent speaker at many advertising and media events, including conferences held by CTIA — The Wireless Association, the Mobile Marketing Association and the National Association of Broadcasters.

Eric Harber, (age 45) is a mobile and software veteran. His breadth of experience in general management, strategy, M&A, product, sales and marketing has earned him a reputation for driving revenue growth, building effective teams and managing change in dynamic environments for companies at every stage of growth. Harber joined Hipcricket as President and Chief Operating Officer in July 2007. Previously, he was Vice President of Business Development and Marketing for Amdocs, a NYSE company from April 2006 to July 2007.

Harber was Vice President of Corporate and Business Development for Qpass from March 2004 to April 2006 and played a key role in the company’s $275 million acquisition by Amdocs. During the years 1990 to 2006, Harber held key roles in private and public companies including Accenture and Nortel Networks, both NYSE companies.

Harber began his career at Citigroup. He earned a B.S. degree in Engineering from Stanford University, as well as an MBA from Duke University where he was a Fuqua Scholar.

In connection with the transaction, Northland Capital Markets, the capital markets and investment banking group of Northland Securities, Inc., is acting as financial advisor to Augme Technologies.

About Augme Technologies, Inc.

Augme Technologies, Inc. (OTC.BB: AUGT - News) provides strategic services and mobile technology to leading consumer and healthcare brands. Augme’s AD LIFE™ mobile marketing technology platform allows marketers, brands, and agencies the ability to plan, create, test, deploy, and track mobile marketing programs. Through the use of consumer response tags (CRTs) such as 2D codes, UPC codes, SMS, and Image Recognition, AD LIFE™ facilitates consumer brand interaction and the ability to track and analyze campaign results. Using its own patented device-detection and proprietary mobile content adaptation software, AD LIFE™ solves the mobile marketing industry problem of disparate operating systems, device types, and on-screen mobile content rendering. Augme also provides business to consumer utilities including national mobile couponing solutions, strategic mobile healthcare tools, custom mobile application development, and consumer data tracking and analytics. In addition to AD LIFE™, Augme owns and licenses the digital broadcast platform BOOMBOX®. Augme is headquartered in New York City, with operations in Atlanta, Dallas, Tucson and London. For more information, visit www.augme.com.

Augme Technologies, Inc.™, Augme™, AD LIFE™, BOOMBOX®, AD SERVE™ and the Augme logo are trademarks of Augme Technologies, Inc. All rights reserved. 2009-11.

About Hipcricket, Inc.

Hipcricket, Inc. is the one-stop mobile marketing and advertising company that empowers brands, agencies and media properties to engage customers, drive loyalty and increase sales. Hipcricket’s customers connect with consumers across every mobile channel, including SMS, 2D/QR codes, mobile websites, advertising networks, social media and branded apps. Hipcricket’s proven technology, strategic and marketing services and experienced account management teams have provided measurable successes through an industry-leading 100,000 campaigns for such clients as Macy’s, MillerCoors, Nestle, KFC, and Clear Channel. The company has also created the first comprehensive permission-based mobile ad network that taps into the buying power of the mass market with industry-leading capabilities to target customers via location and highly-specific demographic information across SMS, display, rich media and video.

Hipcricket is based near Seattle, Washington, with operations in New York, Dallas, Chicago, Los Angeles and Mexico City. For more mobile marketing and mobile advertising information please visit www.hipcricket.com.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected future financial position, results of operations, cash flows, financing plans, business strategy, products and services, competitive positions, growth opportunities, plans and objectives of management for future operations, as well as statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will,” and other similar expressions are forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. Factors that may cause actual results to differ materially from those in the forward-looking statements include those set forth in Augme’s Form 10-K for the year ended February 28, 2011 and more recent reports and registration statements filed with the SEC. Augme Technologies, Inc. is under no obligation (and expressly disclaims any such obligation) to update or alter such forward-looking statements, whether as a result of new information, future events or otherwise.

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